Preliminary Term Sheet

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR5 Trust

$ [10,785,000]

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Seller

Washington Mutual Bank
Servicer

Countrywide Home Loans, Inc.
Servicer

LaSalle Bank National Association
Trustee

June [26], 2006

Closing Date	**June 28, 2006**
Investor Settlement Date	**June 28, 2006**
First Distribution Date	**July 25, 2006**
Cut-Off Date	**June 1, 2006**

 **WaMu Capital Corp.**

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS JUNE 1, 2006. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

**Washington Mutual Mortgage Pass-Through Certificates,
WMALT Series 2006-AR5 Trust**

$[10,785,000]

Description of Certificates

	Principal/ Notional Amount (Approx.) [1]	WAL (Yrs) To Call/Mat [2]	Pmt Window (Mths) To Call/Mat [2]	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
1A	$ 74,766,000			Variable [3]	Senior	AAA/Aaa
2A	$ 57,966,000			Variable [3]	Senior	AAA/Aaa
3A	$ 205,204,000			Variable [3]	Senior	AAA/Aaa
CA-1B	$ 84,485,000			Variable [3]	Senior/Mezz	AAA/Aaa
4A	$ 437,705,000			Variable [3]	Senior	AAA/Aaa
4A-1B	$ 109,403,000			Variable [3]	Senior/Mezz	AAA/Aaa
5A	$ 87,037,000			Variable [3]	Senior	AAA/Aaa
5A-1B	$ 46,867,000			Variable [3]	Senior/Mezz	AAA/Aaa
R	$ 100			[___]%	Senior/Residual	AAA/Aaa
DX-PPP	$ 1,074,303,898	Not Offered Herein		Variable [5]	Senior IO/PO	AAA/Aaa
5X-PPP	$ 146,745,093			Variable [5]	Senior IO/PO	AAA/Aaa
L-B-1	$ 24,175,000			Variable [6]	Subordinate	AA+/Aa1
L-B-2	$ 18,263,000			Variable [6]	Subordinate	AA/Aa2
L-B-3	$ 5,908,000			Variable [6]	Subordinate	AA-/Aa3
L-B-4	$ 8,057,000			Variable [6]	Subordinate	A+/A1
L-B-5	$ 5,371,000			Variable [6]	Subordinate	A/A2
L-B-6	$ 4,297,000			Variable [6]	Subordinate	A-/A3
L-B-7	$ 4,297,000			Variable [6]	Subordinate	BBB+/Baa1
L-B-8	$ 4,297,000			Variable [6]	Subordinate	BBB/Baa2
L-B-9	$ 4,297,000			Variable [6]	Subordinate	BBB-/Baa3
5-B-1	$ 6,530,000	7.08/7.85	1-126/1-480	Variable [7]	Subordinate	AA/NR
5-B-2	$ 2,788,000	7.08/7.85	1-126/1-480	Variable [7]	Subordinate	A/NR
5-B-3	$ 1,467,000	7.08/7.85	1-126/1-480	Variable [7]	Subordinate	BBB/ NR
L-B-10	$ 3,760,000				Subordinate	BB+/Ba1
L-B-11	$ 4,297,000				Subordinate	BB/Ba2
L-B-12	$ 2,148,000				Subordinate	BB-/Ba3
L-B-13	$ 8,057,000	Privately Offered Certificates			Subordinate	B/NR
L-B-14	$ 7,523,798				Subordinate	NR/NR
5-B-4	$ 880,000				Subordinate	BB/ NR
5-B-5	$ 660,000				Subordinate	B/NR
5-B-6	$ 516,093				Subordinate	NR/NR

Total: $ 1,221,021,991

(1) Distributions on the Class 1A and Class R Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans indexed off of One-Year MTA (as defined herein) that do not impose prepayment penalties (the "**Group 1 Mortgage Loans**").

Distributions on the Class 2A Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans indexed off of One-Year MTA that impose a prepayment penalty for voluntary prepayments in full for a period no greater than 29 months from the date of origination of such Mortgage Loan (the "**Group 2 Mortgage Loans**").
Distributions on the Class 3A Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans indexed off of One-Year MTA (as defined herein) that impose a prepayment penalty for



WaMu Capital Corp.

A Washington Mutual, Inc. Company

voluntary prepayments in full for a period of 30 months or greater from the date of origination of such Mortgage Loan (the "**Group 3 Mortgage Loans**").

Distributions on the Class 4A and Class 4A-1B Certificates will be derived primarily from a pool of non-conforming adjustable-rate mortgage loans indexed off of One-Year MTA or One-Month LIBOR that either (i) do not impose prepayment penalties or (ii) impose a prepayment penalty for voluntary prepayments in full of such Mortgage Loan (the "Group 4 Mortgage Loans").

Distributions on the Class 5A, Class 5A-1B, Class 5X-PPP and Group 5-B Certificates (as defined herein) will be derived primarily from a pool of conforming and non-conforming adjustable-rate mortgage loans indexed off of One-Year MTA or off of One-Month LIBOR that (A) either (i) do not impose prepayment penalties or (ii) impose a prepayment penalty for voluntary prepayments in full of such Mortgage Loan (the "**Group 5 Mortgage Loans**").

Distributions on the CA-1B Certificates will be derived primarily from Group 1, Group 2 and Group 3 Mortgage Loans.

Distributions on the Class DX-PPP Certificates and Group L-B Certificates (as defined herein) will be derived primarily from Group 1, Group 2, Group 3 and Group 4 Mortgage Loans.

Amounts otherwise available for distribution as interest to the Class DX-PPP Certificates may instead be used to pay Carryover Shortfall Amounts to the Class CA-1B, Class 4A-1B and Group L-B Certificates.

Amounts otherwise available for distribution as interest to the Class 5X-PPP Certificates may instead be used to pay Carryover Shortfall Amounts to the Class 5A-1B and Group 5-B Certificates.

(2) WAL and Payment Windows for the Class 1A, Class 2A, Class 3A, Class 4A, Class 5A, Class CA-1B, Class 4A-1B, Class 5A-1B, Class L-B-1, Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class L-B-7, Class L-B-8, Class L-B-9, Class 5-B-1, Class 5-B-2, Class 5-B-3 Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On (a) the initial Distribution Date, the certificate interest rate for the Class 1A Certificates will be equal to One-Year MTA plus the related margin and (b) each Distribution Date after the initial Distribution Date, the certificate interest rate for the Class 1A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 1 Mortgage Loans.

On (a) the initial Distribution Date, the certificate interest rate for the Class 2A Certificates will be equal to One-Year MTA plus the related margin and (b) each Distribution Date after the initial Distribution Date, the certificate interest rate for the Class 2A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 2 Mortgage Loans.

On (a) the initial Distribution Date, the certificate interest rate for the Class 3A Certificates will be equal to One-Year MTA plus the related margin and (b) each Distribution Date after the initial Distribution Date, the certificate interest rate for the Class 3A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 3 Mortgage Loans.

On (a) the initial Distribution Date, the certificate interest rate for the Class 4A Certificates will be equal to One-Year MTA plus the related margin and (b) each Distribution Date after the initial Distribution Date, the certificate interest rate for the Class 4A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 4 Mortgage Loans.

On (a) the initial Distribution Date, the certificate interest rate for the Class 5A Certificates will be equal to One-Year MTA plus the related margin and (b) each Distribution Date after the initial Distribution Date, the certificate interest rate for the Class 5A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 5 Mortgage Loans.

Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1B Certificates will be deemed to be comprised of three components (the "**Class CA-1B Group 1 Component**," the "**Class CA-1B Group 2 Component**" and the "**Class CA-1B Group 3 Component**", each, a "**Class CA-1B Component**"). Each Class CA-1B Component will have a component principal balance representing the portion of the Class CA-1B principal balance derived from the related loan group. Interest will be payable with respect to each Class CA-1B Component. The initial principal balance of the Class CA-1B Group 1 Component, the Class CA-1B Group 2 Component and the Class CA-1B Group 3 Component will be approximately $18,891,000, $14,614,000 and $52,620,000, respectively.

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 1 Component will be equal to the least of (i) London Interbank Offered Rate for one-month United States dollar deposits ("**LIBOR**") plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for Loan Group 1 and (iii) the Maximum Loan Group 1 Rate (as defined herein).

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) the Maximum Loan Group 2 Rate (as defined herein).

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 3 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 3 and (iii) the Maximum Loan Group 3 Rate (as defined herein).

On each Distribution Date, the certificate interest rate for the Class 4A-1B Certificates will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 4 and (iii) the Maximum Class 4A-1B Rate (as defined herein).

On each Distribution Date, the certificate interest rate for the Class 5A-1B Certificates will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 5 and (iii) the Maximum Class 5A-1B Rate (as defined herein).

(4) [Reserved]

(5) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Mortgage Loans (i) the Class DX-PPP Certificates will be deemed to be comprised of an interest-only component (a "**Class X IO Component**") and four principal-only components (the "**Class DX-PPP Group 1 PO Component**," the "**Class DX-PPP Group 2 PO Component**," "**Class DX-PPP Group 3 PO Component**" and "**Class DX-PPP Group 4 PO Component**" each, a "**Class X PO Component**") and (ii) the Class 5X-PPP Certificates will be deemed to be comprised of an interest-only component (a "**Class X IO Component**") and a principal-only component (the "**Class 5X-PPP PO Component**" also, a "**Class X PO Component**"). Interest, if any, will be payable with respect to each Class X IO Component. The Class X IO Components will not have a principal balance and principal will not be payable with respect to the Class X IO Components. Each Class X PO Component will have a principal balance which initially will equal zero. Interest will not accrue on any Class X PO Component. In the event that interest otherwise payable with respect to a Class X IO Component is reduced as a result of the allocation of net negative amortization (as described herein), the amount of such reduction will be added as principal to the related Class X principal balance.

The Class DX-PPP Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Group 2, Group 3 and Group 4 Mortgage Loan. The Class 5X-PPP Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Group 5 Mortgage Loan. See "**The Class DX-PPP and 5X-PPP Certificates**" herein and the "**Prepay Term (Months)**" table herein for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms

The amount of interest available for distribution to the Class DX-PPP Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts (as defined herein)) will equal, subject to the limitations described in this footnote (5), the sum of:

(1) the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Group 1 Mortgage Loans and the denominator of which is 12, and (ii) the Loan Group 1 Balance over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance reduced by the principal balance of the Class DX-PPP Group 1 PO Component;

(2) the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Group 2 Mortgage Loans and the denominator of which is 12, and (ii) the Loan Group 2 Balance over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance reduced by the principal balance of the Class DX-PPP Group 2 PO Component;

(3) the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Group 3 Mortgage Loans and the denominator of which is 12, and (ii) the Loan Group 3 Balance over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 3 and the denominator of which is 12, and (ii) the Loan Group 3 Balance reduced by the principal balance of the Class DX-PPP Group 3 PO Component; and

(4) the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Group 4 Mortgage Loans and the denominator of which is 12, and (ii) the Loan Group 4 Balance over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 4 and the denominator of which is 12, and (ii) the Loan Group 4 Balance reduced by the principal balance of the Class DX-PPP Group 4 PO Component;

provided, however, that if one or more of the loan groups is an Overcollateralized Group (as defined in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the amount of interest available for distribution to the Class DX-PPP Certificates may be greater or less than it otherwise would be, as described in the pooling agreement.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class DX-PPP Certificates on any distribution date may instead be distributed as Carryover Shortfall Amounts. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this *preliminary term sheet.*

Notwithstanding the foregoing, if the aggregate amount of interest available for distribution to the Class DX-PPP Certificates on any Distribution Date, calculated as described above, is greater than the Maximum Class DX-PPP Interest Amount (as defined herein), then the aggregate amount of interest available for distribution to the Class DX-PPP Certificates will be capped at the Maximum Class DX-PPP Interest Amount, and the portion of interest accrued on the Class DX-PPP Certificates with respect to each related loan group, if such portion is positive, will equal its pro rata portion of the Maximum Class DX-PPP Interest Amount (pro rata according to such portion), calculated as described above without giving effect to this sentence.

The amount of interest available for distribution to the Class 5X-PPP Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal, subject to the limitations described in this footnote (5), the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Group 5 Mortgage Loans and the denominator of which is 12, and (ii) the Loan Group 5 Balance over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 5 and the denominator of which is 12, and (ii) the Loan Group 5 Balance reduced by the principal balance of the Class 5X-PPP PO Component.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class 5X-PPP Certificates on any distribution date may instead be distributed as Carryover Shortfall Amounts. *See "Carryover Shortfall Amount" and "Certificates Priority of Distributions"* in this preliminary term sheet.

(6) For each Distribution Date, the certificate interest rate for the Class L-B-1, Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class L-B-7, Class L-B-8, Class L-B-9, Class L-B-10, Class L-B-11, Class L-B-12, Class L-B-13 and Class L-B-14 Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Group L-B Adjusted Net WAC Cap (as defined herein) and (iii) the Maximum Group L-B Rate (as defined herein).

(7) For each Distribution Date, the certificate interest rate for the Class 5-B-1, Class 5-B-2, Class 5-B-3, Class 5-B-4, Class 5-B-5 and Class 5-B-6 Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Group 5-B Adjusted Net WAC Cap (as defined herein) and (iii) the Maximum Group 5-B Rate (as defined herein).

Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR5 Trust
Servicer:	Washington Mutual Bank ("**WMB**") and Countrywide Home Loans, Inc. ("**Countrywide**").
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	June 1, 2006.
Expected Pricing Date:	On or about June 21, 2006
Closing Date:	On or about June 28, 2006.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in July 2006.
Servicing Fee for One-Year MTA Mortgage Loans:	The servicing fee for each Mortgage Loan serviced by WMB (each a "**WMB Mortgage Loan**") indexed to One-Year MTA will be calculated as a per annum percentage for each such Mortgage Loan. The servicing fee for each such Mortgage Loan (a) in loan group 1, loan group 2, loan group 3 or loan group 4 indexed to One-Year MTA will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.40% and (b) in loan group 5 indexed to One-Year MTA will equal the greater of (i) 0.375% (plus in the case of 1 WMB Mortgage Loan in loan group 5 which has lender paid private mortgage insurance, the amount of the monthly portion of the applicable insurance premium) and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.50%. The servicing fee for each Mortgage Loan serviced by Countrywide (each, a "**Countrywide Mortgage Loan**") indexed to One-Year MTA will range from [___]% to [___]%, with a weighted average of approximately [___]%.
Servicing Fee for One-Month LIBOR Mortgage Loans:	The servicing fee for each WMB Mortgage Loan indexed to One-Month LIBOR will be calculated as a per annum percentage for each such Mortgage Loan. The servicing fee for each such Mortgage Loan indexed to One-Month LIBOR will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.00%.
Certificates:	The "**Senior Certificates**" will consist of the Class 1A, Class 2A, Class 3A, Class 4A, Class 5A, Class CA-1B, Class 4A-1B and Class 5A-1B Certificates (the **"Class A Certificates")**, the Class DX-PPP and Class 5X-PPP Certificates (the **"Class X Certificates"**) and Class R Certificates. The "**Mezzanine Certificates**" will consist of the Class CA-1B, Class 4A-1B and Class 5A-1B Certificates. The "**Group L-B Senior Subordinate Certificates**" will consist of the Class L-B-1, Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class L-B-7, Class L-B-8 and Class L-B-9 Certificates. The "**Group L-B Junior Subordinate Certificates**" will consist of the Class L-B-10, Class L-B-11, Class L-B-12, Class L-B-13 and Class L-B-14 Certificates. The Group L-B Senior Subordinate Certificates and Group L-B Junior Subordinate Certificates are collectively known as the "**Group L-B Certificates**". The "**Group 5-B Senior Subordinate Certificates**" will consist of the Class 5-B-1, Class 5-B-2, Class 5-B-3 Certificates. The "**Group 5-B Junior Subordinate Certificates**" will consist of the Class 5-B-4, Class 5-B-5, Class 5-B-6, Certificates. The Group 5-B Senior Subordinate Certificates and Group 5-B Junior Subordinate Certificates are collectively known as the



"**Group 5-B Certificates**". The Group L-B Certificates and the Group 5-B Certificates are collectively known as the "**Subordinate Certificates**". The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." Group 5-B Senior Subordinate Certificates are being offered herein and are referred to herein as the "**Offered Certificates**".

Registration:	Each class of Offered Certificates will initially be represented by a single certificate through Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") system of the National Association of Securities Dealers, Inc.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes, coupled, in the case of the Class CA-1B, Class 4A-1B, Class 5A-1B and Subordinate Certificates, with contractual rights to receive payments of Carryover Shortfall Amounts and, in the case of (i) the Class DX-PPP Certificates, with a contractual obligation to make payments in respect of Carryover Shortfall Amounts to the Class CA-1B, Class 4A-1B and Group L-B Certificates and (ii) the Class 5X-PPP Certificates, with a contractual obligation to make payments in respect of Carryover Shortfall Amounts to the Class 5A-1B and Group 5-B Certificates. The Class DX-PPP and the Class 5X-PPP Certificates (in respect of their right to receive certain prepayment penalties) will be treated as stripped interests in the Mortgage Loans for federal income tax purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.
SMMEA Treatment:	The Class A, the Class L-B-1, Class L-B-2, Class L-B-3, Class 5-B-1 and Class X Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class L-B-4, Class L-B-5, Class L-B-6, Class L-B-7, Class L-B-8, Class L-B-9, Class L-B-10, Class L-B-11, Class L-B-12, Class L-B-13, Class L-B-14, Class 5B-2, Class 5-B-3, Class 5-B-4, Class 5-B-5 and Class 5-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	The Offered Certificates are subject to restrictions on transfer to certain plans subject to Title 1 of ERISA or Section 4975 of the Internal Revenue Code. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be ERISA eligible.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Optional Call Date**").
Accrued Interest:	The price to be paid by investors for the Class CA-1B, Class 4A-1B, Class 5A-1B, the Group L-B Senior Subordinate Certificates and the Group 5-B Senior Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class 1A, Class 2A, Class 3A, Class 4A, Class 5A and Class X Certificates will include [27] days of accrued interest.
Interest Accrual Period:	The interest accrual period for the Class CA-1B, Class 4A-1B, Class 5A-1B and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class 1A, Class 2A, Class 3A, Class 4A, Class 5A and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Compensating Interest:	Compensating interest paid by WMB with respect to the WMB Mortgage Loans in each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b)



WaMu Capital Corp.
A Washington Mutual, Inc. Company

the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such WMB Mortgage Loans in that loan group, any reinvestment income realized by WMB relating to payoffs on such WMB Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of such WMB Mortgage Loans in that loan group.

See *"Mortgage Loans Serviced By Countrywide"* in this Preliminary Term Sheet for information regarding Countrywide's obligations as servicer with respect to the Countrywide Mortgage Loans.

Mortgage Loans: As of June 1, 2006, the aggregate principal balance of the Mortgage Loans is approximately $[1,230,750,118]. As of June 1, 2006, the aggregate principal balance of the Group 1 Mortgage Loans is $ $[104,659,792], the aggregate principal balance of the Group 2 Mortgage Loans is $ [80,963,818], the aggregate principal balance of the Group 3 Mortgage Loans is $[291,524,953], the aggregate principal balance of the Group 4 Mortgage Loans is $ [606,215,096], the aggregate principal balance of the Group 5 Mortgage Loans is $ [147,386,457] and the aggregate principal balance of the Countrywide Mortgage Loans is $ $[13,451,977]. As of June 1, 2006, WMB and Countrywide service approximately: [100.00]% and [0.00] respectively, of the Group 1 Mortgage Loans, [94.76]% and [5.24]%, respectively, of the Group 2 Mortgage Loans, [99.54]% and [0.46]%, respectively, of the Group 3 Mortgage Loans, [98.83]% and [1.17]%, respectively, of the Group 4 Mortgage Loans and [99.49]% and [0.51]%, respectively, of the Group 5 Mortgage Loans. The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 or 40 years. The Group 1, Group 2 and Group 3 Mortgage Loans are conforming balance mortgage loans. The Group 4 and Group 5 Mortgage Loans are conforming and jumbo balance mortgage loans. All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of [1, 3 and 12] months), based upon an Index rate of the 12-month moving average of the monthly yield on United States Treasury Security adjusted to a constant maturity of one year (the "**One-Year MTA**") or the average of interbank offered rates for one-month U.S. dollar-denominated deposits in the London market, as published in The Wall Street Journal and most recently available as of fifteen days before the applicable interest rate adjustment date (**"One-Month LIBOR"**). After the initial fixed interest rate period, the interest rate for most Mortgage Loans will adjust monthly to equal the sum of the related Index and the gross margin. (In the case of [28] Mortgage Loans with an the aggregate principal balance, as of June 1, 2006, of $[10,134,443], the payment for these Mortgage Loans will have an initial adjustment date 5 years after the related first Due Date, and after this initial 5 year period, will adjust yearly thereafter). As of the Cut-off Date, approximately [10.93]% of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans (other than [2] Mortgage Loans with an the aggregate principal balance, as of June 1, 2006, of $[626,082], which do not provide for a Minimum Monthly Payment and for Negative Amortization (as defined herein) and amortize over 30 years), the Minimum Monthly Payment is set at origination and is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**"). This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110%, 115% or 125%)] of the original principal balance due to negative amortization (the "**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal


WaMu Capital Corp.
A Washington Mutual, Inc. Company

balance of the Mortgage Loan (such deficiency, "**Negative Amortization**"). The amount of the Negative Amortization is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is approximately $[1,230,750,118], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
ALLIANCE BANCORP	17.05%
FIRST HORIZON	10.23%
FIRST MAGNUS	27.98%
GMAC-RFC	17.97%
Total	73.23

See "**Originator Disclosure**" section.

Class DX-PPP and
Class 5X-PPP Certificates: With respect to each WMB Mortgage Loan, (a) all prepayment penalty payments on such Mortgage Loans remitted to the Trust with respect to voluntary full prepayments that have prepayment penalties and (b) any amounts paid by WMB, as servicer, pursuant to the pooling agreement if WMB, as servicer, waives a penalty on a voluntary full prepayment of a WMB Mortgage Loan other than in accordance with the standards set forth in the pooling agreement, or paid by the Depositor pursuant to the mortgage loan sale agreement if it breaches certain representations and warranties with respect to a WMB Mortgage Loan that requires payment of a penalty on voluntary full prepayment (each an "**Assigned Prepayment Penalty**") will be distributed to the holders of the Class X Certificates in the following manner: on each Distribution Date the Class DX-PPP Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each (i) WMB Mortgage Loan in Loan Group 2 that imposes a penalty on voluntary full prepayment of such Mortgage Loan, (ii) WMB Mortgage Loan in Loan Group 3 that imposes a penalty on voluntary full prepayment of such Mortgage Loan and (iii) WMB Mortgage Loan in Loan Group 4 that imposes a penalty on voluntary full prepayment of such Mortgage Loan; and on each Distribution Date the Class 5X-PPP Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each WMB Mortgage Loan in Loan Group 5 that imposes a penalty on voluntary full prepayment of such Mortgage Loan. The holders of the Class X Certificates will not receive any prepayment penalty payment with respect to voluntary partial prepayments; each such payment will be retained by the WMB, as servicer, as additional servicing compensation. No prepayment penalty payments will be available for distribution to holders of the other classes of certificates. **No prepayment penalty payments on any Countrywide Mortgage Loan will be remitted to the Trust. All such payments on Countrywide Mortgage Loans will be retained by Countrywide and will not be payable to any Class of Certificates**. Notwithstanding the foregoing, prepayment penalties on WMB Mortgage Loans are neither imposed nor remitted to the Trust (and therefore are not payable to the Class X Certificates) (i) in some cases where the mortgagor sells the mortgaged property and obtains a new mortgage loan originated and serviced by Washington Mutual Bank to purchase another property, provided that the prepayment is made no earlier than one year after origination, (ii) in some cases, for Mortgage Loans with prepayment penalty terms



WaMu Capital Corp.

A Washington Mutual, Inc. Company

greater than 12 months, where the mortgagor refinances the Mortgage Loan with a new mortgage loan originated and serviced by Washington Mutual Bank, provided that 90 days or less remain in the prepayment penalty term or (iii) for prepayments of accrued but unpaid interest that has been added to principal as a result of negative amortization. **Moreover, regardless of the terms of the mortgage note, the WMB, as servicer, will not collect prepayment penalties after the third anniversary of the origination of any WMB Mortgage Loan**. WMB, as servicer, will also not collect prepayment penalties due to involuntary prepayments such as foreclosures. In addition, under certain circumstances set forth in the Pooling Agreement, the payment of any otherwise applicable Assigned Prepayment Penalty by a mortgagor may be waived by WMB, as servicer, and, if waived in accordance with the terms of the pooling agreement, the amount of the waived Assigned Prepayment Penalty will not be available for distribution to the holders of the Class X Certificates.

Investors should conduct their own analysis of the effect, if any, that the payment of the Assigned Prepayment Penalties on the Class X Certificates, or decisions by WMB, as servicer, with respect to waiver thereof, may have on the performance of such certificates. General economic conditions and homeowner mobility will also affect the prepayment rate.

In addition, under circumstances described in the pooling agreement, the depositor may be required to repurchase Mortgage Loans from the Trust (or substitute new mortgage loans for those Mortgage Loans). The holders of the Class X Certificates will not be entitled to any prepayment penalty on a Mortgage Loan that was purchased from the Trust or substituted for, or (in the case of a substitution) on the new mortgage loan.

As of the Cut-Off Date, certain of the Mortgage Loans impose prepayment penalties for certain prepayments of principal. *See the "Prepay Term (Months)" table in this preliminary term sheet for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms.* Generally, the WMB Mortgage Loans with prepayment penalties provide for the payment of a penalty in connection with certain voluntary, full or partial prepayments made within a period of time specified in the related mortgage note and generally ranging from 6 to 60 months from the date of origination of such Mortgage Loan. The amount of the applicable prepayment penalty, to the extent permitted by applicable law, is as provided in the related mortgage note. Such prepayment premiums may discourage mortgagors from prepaying their Mortgage Loans during the period such prepayment penalties are in effect and, accordingly, thereby affect the rate of prepayment of such mortgage loans even in a declining interest rate environment.

Credit Enhancement:	Senior/Subordinate, shifting interest structure. Credit enhancement for the Class 1A, Class 2A, Class 3A, Class 4A, Class 4A-1B and Class CA-1B Certificates will consist of the subordination of the Group L-B Certificates, initially [9.75]% total subordination (subject to the variance stated in the collateral profile).
	Credit enhancement for the Class 5A and Class 5A-1B Certificates will consist of the subordination of the Group 5-B Certificates, initially [8.75]% total subordination (subject to the variance stated in the collateral profile).
Shifting Interest:	Until the first Distribution Date occurring after June 2016, the Group L-B Certificates will be locked out from receipt of prepayments in full (each, a "**Payoff**") on a Group 1, Group 2, Group 3 or Group 4 Mortgage Loan and partial prepayments (each, a "**Curtailment**") on a Group 1, Group 2, Group 3 or Group 4 Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (net of Negative Amortization) (unless the Class 1A, Class 2A, Class 3A, Class 4A, Class CA-1B, Class 4A-1B and the Class X PO Components of the Class DX-PPP Certificates are paid down to zero or the credit enhancement provided by the Group L-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the Group L-B Certificates will receive their increasing portions of unscheduled principal payments (net of Negative Amortization).
	The prepayment percentages on the Group L-B Certificates are as follows:


Periods: **Unscheduled Principal Payments (%)**

WaMu Capital Corp.

A Washington Mutual, Inc. Company


July 2006 – June 2016	0% Pro Rata Share
July 2016 – June 2017	30% Pro Rata Share
July 2017 – June 2018	40% Pro Rata Share
July 2018 – June 2019	60% Pro Rata Share
July 2019 – June 2020	80% Pro Rata Share
July 2020 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group L-B Certificates has doubled (subject to the performance triggers described in Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), (i) prior to the Distribution Date in July 2009, and the cumulative realized losses on the related Mortgage Loans allocated to the Group L-B Certificates, as a percentage of the aggregate class principal balance of the Group L-B Certificates as of the Closing Date, do not exceed 20%, the Group L-B Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization) on the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans, or (ii) on or after the Distribution Date in July 2009, and the cumulative realized losses on the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans allocated to the Group L-B Certificates, as a percentage of the aggregate class principal balance of the Group L-B Certificates as of the Closing Date, do not exceed 30%, the Group L-B Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments on the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans (net of Negative Amortization).

Until the first Distribution Date occurring after June 2016, the Group 5-B Certificates will be locked out from receipt of Payoffs and Curtailments on Group 5 Mortgage Loans, including any amounts in excess of the Minimum Monthly Payment (net of Negative Amortization) (unless the Class 5A, Class 5A-1B and the Class X PO Component of the Class 5X-PPP Certificates are paid down to zero or the credit enhancement provided by the Group 5-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the Group 5-B Certificates will receive their increasing portions of unscheduled principal payments (net of Negative Amortization).

The prepayment percentages on the Group 5-B Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
July 2006 – June 2016	0% Pro Rata Share
July 2016 – June 2017	30% Pro Rata Share
July 2017 – June 2018	40% Pro Rata Share
July 2018 – June 2019	60% Pro Rata Share
July 2019 – June 2020	80% Pro Rata Share
July 2020 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 5-B Certificates has doubled (subject to the performance triggers described in Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), (i) prior to the Distribution Date in July 2009, and the cumulative realized losses on the related Mortgage Loans allocated to the Group 5-B Certificates, as a percentage of the aggregate class principal balance of the Group 5-B Certificates as of the Closing Date, do not exceed 20%, the Group 5-B Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization) on the Group 5 Mortgage Loans, or (ii) on or after the Distribution Date in July 2009, and the cumulative realized losses on the Group 5 Mortgage Loan allocated to the Group 5-B Certificates, as a percentage of the aggregate class principal balance of the Group 5-B Certificates as of the Closing Date, do not exceed 30%, the Group 5-B Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments on the Group 5 Mortgage Loans (net of Negative Amortization).

In the event the current aggregate principal balance of the related Class A Certificates and the Class X PO Component related to a loan group, divided by the Stated Principal Balance of the related Mortgage Loans (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the related Class A Certificates and related Class

X PO Component will receive all Payoffs and Curtailments (net of Negative Amortization) for the related Mortgage Loans.

Stated Principal Balance:	The **"Stated Principal Balance"** of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination, and as increased by the amounts of any Negative Amortization with respect to that Mortgage Loan for all prior interest accrual periods.
Class Principal Balance:	The **"Class Principal Balance"** for any Distribution Date and for any class of certificates (other than the Class CA-1B Certificates) will equal the aggregate amount of principal to which such class or, in the case of any class of Class X Certificates, the related principal-only component, is entitled on the Closing Date, reduced by all distributions of principal to that class or component, as applicable, and all allocations of losses required to be borne by that class or component, as applicable, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that class or component, as applicable.
	The **"Class Principal Balance"** for any Distribution Date and the Class CA-1B Certificates will equal the sum of the related Component Principal Balances, as applicable.
Component Principal Balance	The **"Component Principal Balance"** for any Distribution Date and any Class CA-1B Component will equal the aggregate amount of principal to which that component is entitled on the Closing Date, reduced by all distributions of principal to that component, and all allocations of losses required to be borne by that component, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that component, as applicable.
Subordinate Component Balance:	The **"Subordinate Component Balance"** for any of loan groups 1, 2, 3 or 4 as of any date of determination will equal the product of (x) the aggregate Class Principal Balance of the Group L-B Certificates and (y) a fraction, the numerator of which is the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group over the aggregate Class Principal Balance or Component Balance of the Class A and Class X Certificates (or components thereof, as applicable) related to such loan group (and, in the case of loan group 1, the Class R Certificates) and the denominator of which is the sum of such excess amounts calculated for each loan group.
Net Mortgage Rate:	The "**Net Mortgage Rate**" with respect to each Mortgage Loan is equal to the mortgage interest rate less the applicable servicing fee rate.
Net WAC Cap:	The "**Net WAC Cap**" for any Distribution Date and the Group 1 Mortgage Loans, the Group 2 Mortgage Loans, the Group 3 Mortgage Loans, the Group 4 Mortgage Loans and Group 5 Mortgage Loans is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the related Mortgage Loans if serviced by WMB received on or before the 14th day of the calendar month of that Due Date).
Adjusted Net WAC Cap:	The "**Adjusted Net WAC Cap**" for each of the Group 1 Mortgage Loans, the Group 2 Mortgage Loans, the Group 3 Mortgage Loans, the Group 4 Mortgage Loans and Group 5 Mortgage Loans is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans, adjusted on an actual/360 basis.
Group L-B Adjusted Net WAC Cap:	The "**Group L-B Adjusted Net WAC Cap**" is equal to the quotient expressed as a percentage of (a) the sum of (i) the product of (x) the Adjusted Net WAC Cap for loan group 1 and (y) the Subordinate Component Balance (as defined herein) for loan group 1 immediately before that Distribution Date, (ii) the product of (x) the Adjusted Net WAC Cap for loan group 2 and (y) the Subordinate Component Balance for loan group 2 immediately before that Distribution Date, (iii) the product of (x) the Adjusted Net WAC Cap for loan group 3 and (y)



the Subordinate Component Balance for loan group 3 immediately before that Distribution Date and (iv) the product of (x) the Adjusted Net WAC Cap for loan group 4 and (y) the Subordinate Component Balance for loan group 4 immediately before that Distribution Date, divided by (b) the sum of the Subordinate Component Balances for loan group 1, loan group 2, loan group 3 and loan group 4 immediately before that Distribution Date.

Group 5-B Adjusted Net WAC Cap:	The "**Group 5-B Adjusted Net WAC Cap**" is equal to the Adjusted Net WAC Cap for loan group 5.
Maximum Group L-B Rate:	The "**Maximum Group L-B Rate**" is the Group L-B Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Group 5-B Rate:	The "**Maximum Group 5-B Rate**" is the Group 5-B Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 1 Rate:	The "**Maximum Loan Group 1 Rate**" is the Adjusted Net WAC Cap for Loan Group 1 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loans, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 2 Rate:	The "**Maximum Loan Group 2 Rate**" is the Adjusted Net WAC Cap for Loan Group 2 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loans, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 3 Rate:	The "**Maximum Loan Group 3 Rate**" is the Adjusted Net WAC Cap for Loan Group 3 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loans, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Class 4A-1B Rate:	The "**Maximum Class 4A-1B Rate**" is equal to the Adjusted Net WAC Cap for Loan Group 4 modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Class 5A-1B Rate:	The "**Maximum Class 5A-1B Rate**" is equal to the Adjusted Net WAC Cap for Loan Group 5 modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Loan Group 1 Balance Loan Group 2 Balance Loan Group 3 Balance Loan Group 4 Balance Loan Group 5 Balance:	The "**Loan Group 1 Balance**'', "**Loan Group 2 Balance**", "**Loan Group 3 Balance**", "**Loan Group 4 Balance**" and "**Loan Group 5 Balance**" for any Distribution Date is the aggregate principal balance of the Group 1 Mortgage Loans, Group 2 Mortgage Loans, Group 3 Mortgage Loans, Group 4 Mortgage Loans and Group 5 Mortgage Loans, respectively, as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the related Mortgage Loans if serviced by WMB received on or before the 14th day of the calendar month of that Due Date).

Aggregate Class DX-PPP
Weighted Average



Certificate Interest Rate: The **"Aggregate Class DX-PPP Weighted Average Certificate Interest Rate"** for any Distribution Date is the weighted average (weighted according to Class Principal Balance or Component Principal Balance, as applicable) of the annual certificate interest rates on the Class 1A, Class 2A, Class 3A, Class 4A, Class CA-1B, Class 4A1-B and Group L-B Certificates (or components thereof, as applicable) (each of which annual certificate interest rates, in the case of the Class CA-1B, Class 4A-1B and Group L-B Certificates, will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30).

Maximum Class DX-PPP
Interest Amount: The "**Maximum Class DX-PPP Interest Amount**" for any Distribution Date is the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the weighted average of the Net WAC Cap for the Group 1 Mortgage Loans, the Net WAC Cap for the Group 2 Mortgage Loans, the Net WAC Cap for the Group 3 Mortgage Loans and the Net WAC Cap for the Group 4 Mortgage Loans and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance, the Loan Group 2 Balance, the Loan Group 3 Balance and the Loan Group 4 Balance over (y) the product of (i) a fraction, the numerator of which is the Aggregate Class DX-PPP Weighted Average Certificate Interest Rate and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance, the Loan Group 2 Balance, the Loan Group 3 Balance and the Loan Group 4 Balance reduced by the aggregate Class Principal Balance of the Class DX-PPP Certificates.

Carryover Shortfall
Amount: If, on any Distribution Date, LIBOR plus the related margin for the Class CA-1B, Class 4A-1B and Group L-B Certificates is greater than the applicable Adjusted Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin for such Class and (2) in the case of the Class CA-1B Certificates, the related Maximum Loan Group 1 Rate, Maximum Loan Group 2 Rate or Maximum Loan Group 3 Rate related to such Class CA-1B Component, in the case of the Class 4A-1B Certificates, the Maximum Class 4A-1B and in the case of the Group L-B Certificates, the Maximum Group L-B Rate, as applicable, over (b) interest accrued on such Class or component, as applicable, at the applicable Net WAC Cap and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the related Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**"). Carryover Shortfall Amounts will be paid to the Class CA-1B and Class 4A-1B Certificates pro rata from interest otherwise distributable to the Class DX-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class DX-PPP Certificates). Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Group L-B Certificates, from the remaining interest otherwise distributable to the Class DX-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class DX-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class CA-1B and Class 4A-1B Certificates).

If, on any Distribution Date, LIBOR plus the related margin for the Class 5A-1B and Group 5-B Certificates is greater than the applicable Adjusted Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin for such Class and (2) the related Maximum Class 5A-1B and the Maximum Group 5-B Rate, as applicable, over (b) interest accrued on such Class at the applicable Net WAC Cap and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the related Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**"). Carryover Shortfall Amounts will be paid to the Class 5A-1B Certificates from interest otherwise distributable to the Class 5X-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class 5X-PPP Certificates). Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Group 5-B Certificates, from the remaining interest otherwise distributable to the Class 5X-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class 5X-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class 5A-1B Certificates)

Adjusted Cap Rate:	The "**Adjusted Cap Rate**" for any Distribution Date and the Class 1A and Class 2A, Class 3A, Class 4A, Class 4A-1B, Class 5A, Class 5A-1B Certificates and any class of Group 5-B Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the related Mortgage Loans at the related Net WAC Cap for such Mortgage Loans for that Distribution Date less the Net Negative Amortization (defined below) for the related Mortgage Loans and (ii) 12, and the denominator of which is the related Loan Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B Group 1 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans in Loan Group 1 at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization with respect to Loan Group 1 and (ii) 12, and the denominator of which is the Loan Group 1 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B Group 2 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans in Loan Group 2 at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization with respect to Loan Group 2 and (ii) 12, and the denominator of which is the Loan Group 2 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B Group 3 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans in Loan Group 3 at the Net WAC Cap for Loan Group 3 for that Distribution Date less the Net Negative Amortization with respect to Loan Group 3 and (ii) 12, and the denominator of which is the Loan Group 3 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and any class of Group L-B Certificates will equal the Group L-B Adjusted Net WAC Cap, computed for this purpose by (i) reducing the Adjusted Net WAC Cap for the Group 1 Mortgage Loans by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization with respect to loan group 1 multiplied by 12, and the denominator of which is the Loan Group 1 Balance (ii) reducing the Adjusted Net WAC Cap for the Group 2 Mortgage Loans by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization with respect to loan group 2 multiplied by 12, and the denominator of which is the Loan Group 2 Balance, (iii) reducing the Adjusted Net WAC Cap for the Group 3 Mortgage Loans by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization with respect to loan group 3 multiplied by 12, and the denominator of which is the Loan Group 3 Balance and (iv) reducing the Adjusted Net WAC Cap for the Group 4 Mortgage Loans by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization with respect to loan group 4 multiplied by 12, and the denominator of which is the Loan Group 4 Balance.

Weighted
Average Certificate
Interest Rate:

The "**Weighted Average Certificate Interest Rate**" for any loan group for any Distribution Date is the weighted average of the annual certificate interest rates on the Class A and Subordinate Certificates (or components thereof, as applicable) related to such loan group (each of which annual certificate interest rates, in the case of the Mezzanine Certificates (or components thereof), will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30) (such rates weighted, (i) in the case of the Class A Certificates, according to the Class Principal Balance or Component Principal Balance thereof, as applicable, and (ii) in the case of the certificate interest rate on each class of (a) Group L-B Certificates, according to the product of the Class Principal Balance thereof and a fraction, the numerator of which is the Subordinate Component Balance for such loan group and the denominator of which is the aggregate Class Principal Balance of all the Group L-B Certificates) and (b) Group 5-B Certificates, according to the product of the Class Principal Balance thereof and a fraction, the numerator of which is the Subordinate Component Balance for such loan group and the

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denominator of which is the aggregate Class Principal Balance of all the Group 5-B Certificates).

Negative Amortization: The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan.

Net Negative
Amortization:

The "**Net Negative Amortization**'' for the Mortgage Loans and for the Group 1, Group 2, Group 3, Group 4 and Group 5 Mortgage Loans for any Distribution Date will equal the excess, if any, of (i) the aggregate amount of Negative Amortization with respect to the related Mortgage Loans during the prior calendar month over (ii) the aggregate amount of Payoffs and Curtailments received with respect to the related Mortgage Loans during the related Prepayment Period.

For any Distribution Date, the Net Negative Amortization for each of the Group 1, Group 2, Group 3, Group 4 and Group 5 Mortgage Loans will be allocated among the certificates as follows:

(i) first, (a) the Net Negative Amortization for the Group 1 Mortgage Loans, to the Class DX-PPP Certificates in reduction of the interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 1 Mortgage Loans, until such amount is reduced to zero, (b) the Net Negative Amortization for the Group 2 Mortgage Loans, to the Class DX-PPP Certificates in reduction of the interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 2 Mortgage Loans, until such amount is reduced to zero, (c) the Net Negative Amortization for the Group 3 Mortgage Loans, to the Class DX-PPP Certificates in reduction of the interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 3 Mortgage Loans, until such amount is reduced to zero, and (d) the Net Negative Amortization for the Group 4 Mortgage Loans, to the Class DX-PPP Certificates in reduction of the interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 4 Mortgage Loans, until such amount is reduced to zero;

(ii) second, (a) the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocation pursuant to clause (i)(a) above, to the Class DX-PPP Certificates in reduction of (x) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 2 Mortgage Loans, (y) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 3 Mortgage Loans and (z) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 4 Mortgage Loans, pro rata according to such remaining interest, until such remaining amounts are reduced to zero, (b) the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocation pursuant to clause (i)(b) above, to the Class DX-PPP Certificates in reduction of (x) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 1 Mortgage Loans, (y) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 3 Mortgage Loans and (z) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 4 Mortgage Loans, pro rata according to such remaining interest, until such remaining amounts are reduced to zero, (c) the Net Negative Amortization for the Group 3 Mortgage Loans remaining after the allocation pursuant to clause (i)(c) above, to the Class DX-PPP Certificates in reduction of (x) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 1 Mortgage Loans, (y) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 2 Mortgage Loans and (z) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 4 Mortgage Loans, pro rata according to such remaining interest, until such remaining amounts are reduced to zero, and (d) the Net Negative Amortization for the Group 4 Mortgage Loans remaining after the allocation pursuant to clause (i)(d) above, to the Class DX-PPP Certificates in reduction of (x) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 1 Mortgage Loans, (y) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 2 Mortgage Loans and (y) the remaining interest otherwise payable to the Class DX-PPP Certificates and derived from the Group 3 Mortgage Loans, pro rata according to such remaining interest, until such remaining amounts are reduced to zero;



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A Washington Mutual, Inc. Company

(iii) third, the Net Negative Amortization for the Group 5 Mortgage Loans, to the Class 5X-PPP Certificates in reduction of the interest otherwise payable to the Class 5X-PPP Certificates, until such amount is reduced to zero;

(iv) fourth, the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 1A and Group L-B Certificates and the Class CA-1B Group 1 Component in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each Class of Group L-B Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 1 and the denominator of which is the aggregate Class Principal Balance of the Group L-B Certificates);

(v) fifth, the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 2A and Group L-B Certificates and the Class CA-1B Group 2 Component in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each Class of Group L-B Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 2 and the denominator of which is the aggregate Class Principal Balance of the Group L-B Certificates);

(vi) sixth, the Net Negative Amortization for the Group 3 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 3A and Group L-B Certificates and the Class CA-1B Group 3 Component in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each Class of Group L-B Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 3 and the denominator of which is the aggregate Class Principal Balance of the Group L-B Certificates);

(vii) seventh, the Net Negative Amortization for the Group 4 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 4A, Class 4A-1B and Group L-B Certificates in proportion to the excess, if any, for each such class of (x) the current interest accrued at the applicable certificate interest rate for such class over (y) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the Adjusted Cap Rate for such class and for such Distribution Date (such excess, in the case of each Class of Group L-B Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 4 and the denominator of which is the aggregate Class Principal Balance of the Group L-B Certificates); and

(viii) eighth, the Net Negative Amortization for the Group 5 Mortgage Loans remaining after the allocations pursuant to clause (iii) above, to the Class 5A, Class 5A-1B and Group 5-B Certificates in proportion to the excess, if any, for each such class of (x) the current interest accrued at the applicable certificate interest rate for such class over (y) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the Adjusted Cap Rate for such class and for such Distribution Date (such excess, in the case of each Class of Group 5-B Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 5 and the denominator of which is the aggregate Class Principal Balance of the Group 5-B Certificates).

The amount of Net Negative Amortization allocated to the Class DX-PPP or Class 5X-PPP Certificates in reduction of the interest otherwise payable to such Class and derived from the Mortgage Loans in a Loan Group will be added to the Component Principal Balance of the



Class X PO Component for such Loan Group. The amount of Net Negative Amortization allocated to any Class of Class A or Subordinate Certificates (or component thereof) in reduction of the interest otherwise payable to such Class (or component) will be added to the Class Principal Balance of such Class (or component).

Structure Rules

Allocation of
Realized Losses:

Any realized losses on the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans will be allocated as follows: first, to the Group L-B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; second, (a) any realized losses on the Group 1, Group 2 and Group 3 Mortgage Loans will be allocated to the Class CA-1B Certificates until the Component Principal Balance thereof related to that loan group has been reduced to zero and (b) any realized losses on the Group 4 Mortgage Loans will be allocated to the Class 4A-1B Certificates until the class principal balance has been reduced to zero; and third, any realized losses remaining on the Mortgage Loans to the related Class A Certificates (other than the Mezzanine Certificates) and the Class X PO Components of the Class DX-PPP Certificates related to that loan group, on a pro-rata basis, until the related Class Principal Balance or Component Principal Balance has been reduced to zero.

Any realized losses on the Group 5 Mortgage Loans will be allocated as follows: first, to the Group 5-B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; second, to the Class 5A-1B Certificates; and third, any realized losses remaining on the Mortgage Loans to the related Class 5A Certificates and the Class X PO Component of the Class 5X-PPP Certificates, on a pro-rata basis, until the related Class Principal Balance or Component Principal Balance has been reduced to zero.

Cross-Collateralization: In some limited circumstances, principal and interest collected from any of loan group 1, 2, 3 or 4 may be used to pay principal or interest, or both, to the Class A and Class X Certificates related to one or more other loans groups (other than loan group 5), before making payments to the Group L-B Certificates, as more fully described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus.

Certificates Priority of
Distributions:

(A)   Available funds from the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans will be distributed in the following order of priority:

1) to the Class 1A, Class 2A, Class 3A, Class 4A, Class CA-1B, Class 4A-1B and Class DX-PPP Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate; *provided*, *however*, that any interest otherwise distributable with respect to the Class DX-PPP Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) From the Group 1 Mortgage Loans, as principal, sequentially, as follows:
   (a) first, to the Class R Certificates, until its principal balance is reduced to zero;
   (b) second, to the Class 1A and Class CA-1B Group 1 Component, pro rata according to Class Principal Balance in the case of the Class 1A Certificates and the Component Principal Balance for the Class CA-1B Group 1 Component; and
   (c) third, to the Class DX-PPP Certificates, until the principal component balance of the Class DX-PPP Group 1 PO Component is reduced to zero;

3) From the Group 2 Mortgage Loans, as principal, sequentially, as follows:
   (a) first, to the Class 2A and Class CA-1B Group 2 Component, pro rata according to Class Principal Balance in the case of the Class 2A Certificates and the Component Principal Balance for the Class CA-1B Group 2 Component; and
   (b) second, to the Class DX-PPP Certificates, until the principal component balance of the Class DX-PPP Group 2 PO Component is reduced to zero;

4) From the Group 3 Mortgage Loans, as principal, sequentially, as follows:
   (a) to the Class 3A and Class CA-1B Group 3 Component, pro rata according to Class Principal Balance in the case of the Class 3A Certificates and the Component Principal Balance for the Class CA-1B Group 3 Component; and


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       (b) second, to the Class DX-PPP Certificates, until the principal component balance of the Class DX-PPP Group 3 PO Component is reduced to zero;

5) From the Group 4 Mortgage Loans, as principal, sequentially, as follows:

       (a) first, to the Class 4A and Class 4A-1B Certificates, concurrently, pro rata according to class principal balance; and

       (b) second, to the Class DX-PPP Certificates, until the principal component balance of the Class DX-PPP Group 4 PO Component is reduced to zero;

6) to the Class CA-1B and Class 4A-1B Certificates, pro rata, their Carryover Shortfall Amount, from interest otherwise distributable to the Class DX-PPP Certificates (pro rata according to such class X distributable interest) (after the reduction due to Net Negative Amortization allocated to the Class DX-PPP Certificates); and

7) to the Class L-B-1 Certificates, accrued and unpaid interest at the Class L-B-1 certificate interest rate;

8) to the Class L-B-1 Certificates, principal allocable to such Class;

9) to the Class L-B-2 Certificates, accrued and unpaid interest at the Class L-B-2 certificate interest rate;

10) to the Class L-B-2 Certificates, principal allocable to such Class;

11) to the Class L-B-3 Certificates, accrued and unpaid interest at the Class L-B-3 certificate interest rate;

12) to the Class L-B-3 Certificates, principal allocable to such Class;

13) to the Class L-B-4 Certificates, accrued and unpaid interest at the Class L-B-4 certificate interest rate;

14) to the Class L-B-4 Certificates, principal allocable to such Class;

15) to the Class L-B-5 Certificates, accrued and unpaid interest at the Class L-B-5 certificate interest rate;

16) to the Class L-B-5 Certificates, principal allocable to such Class;

17) to the Class L-B-6 Certificates, accrued and unpaid interest at the Class L-B-6 certificate interest rate;

18) to the Class L-B-6 Certificates, principal allocable to such Class;

19) to the Class L-B-7 Certificates, accrued and unpaid interest at the Class L-B-7 certificate interest rate;

20) to the Class L-B-7 Certificates, principal allocable to such Class;

21) to the Class L-B-8 Certificates, accrued and unpaid interest at the Class L-B-8 certificate interest rate;

22) to the Class L-B-8 Certificates, principal allocable to such Class;

23) to the Class L-B-9 Certificates, accrued and unpaid interest at the Class L-B-9 certificate interest rate;

24) to the Class L-B-9 Certificates, principal allocable to such Class;

25) to the Class L-B-10, Class L-B-11, Class L-B-12, Class L-B-13 and Class L-B-14 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group L-B Senior Subordinate Certificates;

26) to the Class L-B-1, Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class L-B-7, Class L-B-8, Class L-B-9, Class L-B-10, Class L-B-11, Class L-B-12, Class L-B-13 and Class L-B-14 Certificates, in sequential order, their Carryover Shortfall Amounts, from remaining interest otherwise distributable to the Class DX-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class DX-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class CA-1B and Class 4A-1B Certificates); and

27) to the Class R Certificate, any remaining amount.

(B)   Available funds from the Group 5 Mortgage Loans will be distributed in the following order of priority:



1) to the Class 5A, Class 5A-1B and Class 5X-PPP Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate; *provided*, *however*, that any interest otherwise distributable with respect to the Class 5X-PPP Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) From the Group 5 Mortgage Loans, as principal, sequentially, as follows:

   (a) first, to the Class 5A and Class 5A-1B Certificates, concurrently, pro rata according to class principal balance; and
   (b) second, to the Class 5X-PPP Certificates, until the principal component balance of the Class 5X-PPP PO Component is reduced to zero;

3) to the Class 5A-1B Certificates, its Carryover Shortfall Amount, from interest otherwise distributable to the Class 5X-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class 5X-PPP Certificates); and

4) to the Class 5-B-1 Certificates, accrued and unpaid interest at the Class 5-B-1 certificate interest rate;

5) to the Class 5-B-1 Certificates, principal allocable to such Class;

6) to the Class 5-B-2 Certificates, accrued and unpaid interest at the Class 5-B-2 certificate interest rate;

7) to the Class 5-B-2 Certificates, principal allocable to such Class;

8) to the Class 5-B-3 Certificates, accrued and unpaid interest at the Class 5-B-3 certificate interest rate;

9) to the Class 5-B-3 Certificates, principal allocable to such Class;

10) to the Class 5-B-4, Class 5-B-5 and Class 5-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 5-B Senior Subordinate Certificates;

11) to the Class 5-B-1, Class 5-B-2, Class 5-B-3, Class 5-B-4, Class 5-B-5 and Class 5-B-6 Certificates, in sequential order, their Carryover Shortfall Amounts, from remaining interest otherwise distributable to the Class 5X-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class 5X-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class 5A-1B Certificates); and

12) to the Class R Certificate, any remaining amount.

In addition, see "Transaction Summary – Class DX-PPP and Class 5X-PPP Certificates" in this preliminary term sheet for a description of the distributions on the Class X Certificates in respect of distributions or certain prepayment penalties.

ORIGINATOR DISCLOSURES

First Magnus Financial Corporation

First Magnus Financial Corporation is an Arizona corporation ("FMFC") with headquarters located at 603 North Wilmot Road, Tucson, Arizona 85711.FMFC is engaged in the mortgage banking business, and as part of that business, originates and sells mortgage loans. FMFC originates loans primarily through its wholesale division, which works with a nationwide network of independent mortgage brokers, each of which must be approved by FMFC. FMFC also originates loans through its retail and correspondent lending divisions. Mortgage loans originated by FMFC are secured primarily by one-to-four family residences.FMFC has originated residential mortgage loans of substantially the same type as the mortgage loans since it began operations in October 1996. During 2005, FMFC originated mortgage loans in excess of $27.1 billion.

GMAC-RFC
Residential Funding Corp.

RFC, an indirect, wholly-owned subsidiary of GMAC Mortgage Group, Inc., is a Delaware corporation having its principal place of business in Minnesota. RFC is engaged in the business of (i) originating and acquiring residential mortgage loans from correspondent bankers and brokers and selling loans to public and private investors in the secondary markets in its own name and through its affiliates and (ii) servicing residential mortgage loans for its own account and for the accounts of others. RFC's principal executive offices are located at 8400 Normandale Lake Boulevard, Suite 250, Minneapolis, Minnesota and its telephone number is (952) 857-7000.

Alliance BankCorp

Alliance Bancorp. is a California corporation , located in Brisbane, California. Alliance Bancorp engages in the business of (i) purchasing mortgage loans on a servicing released basis, (ii) selling mortgage loans in whole loan transactions.

First Horizon

First Horizon Home Loan Corporation, a Kansas corporation. The principal executive office of First Horizon Home Loan Corporation is located at 4000 Horizon Way, Irving, Texas 75063, and its telephone number is (214) 441-4000. First Horizon Home Loan Corporation is an indirect wholly owned subsidiary of First Tennessee Bank National Association. First Horizon Home Loan Corporation was established in 1995 through a merger between the former Carl I. Brown and Co., MNC Mortgage Corp., and Sunbelt National Mortgage Corp. On March 4, 2000, First Horizon Home Loan Corporation officially changed its name from FT Mortgage Cos. to First Horizon Home Loan Corporation. For over 27 years, First Horizon Home Loan Corporation and its predecessors in interest have been engaged principally in the business of origination, purchasing and selling residential mortgage loans in its own name and through its affiliates. First Horizon Home Loan Corporation is engaged primarily in the mortgage banking business, and as such, originates, purchases, sells and services mortgage loans. First Horizon Home Loan Corporation has originated and serviced residential mortgage loans for 20 years through a retail branch system and through mortgage loan brokers and correspondents nationwide. First Horizon Home Loan Corporation's mortgage loans are principally first-lien, fixed or adjustable rate mortgage loans secured by single-family residences.

MORTGAGE LOANS SERVICED BY COUNTRYWIDE

General

Approximately [1.09]% (by principal balance) of the mortgage loans underlying the certificates (the **"Countrywide Loans"**) have been originated by Countrywide Home Loans, Inc. (**"Countrywide"**). The Countrywide Loans will be serviced by Countrywide pursuant to a mortgage loan purchase and servicing agreement (the **"Countrywide Agreement"**) entered into between Countrywide and Washington Mutual Mortgage Securities Corp., which agreement will be assigned to the Trust pursuant to the pooling and servicing agreement (the **"Pooling Agreement"**). The functions to be performed by Countrywide with respect to the Countrywide Loans will include payment collection and payment application, default management and escrow administration. Washington Mutual Bank will calculate monthly distributions to certificateholders and prepare monthly distribution reports with respect to all of the mortgage loans, including the Countrywide Loans.

Countrywide's Servicing Obligations

Custodial Account, Escrow Account and Investment Account. Within two business days of receipt, Countrywide will be required to deposit in a custodial account maintained by Countrywide the following amounts with respect to the Countrywide Loans: (i) all mortgagor payments, including scheduled monthly payments (net of Countrywide's servicing fee) and principal prepayments, (ii) all liquidation proceeds and insurance proceeds (other than insurance proceeds required for the restoration or repair of the related mortgaged property) and (iii) other amounts described in the Countrywide Agreement. In addition, Countrywide will be required to deposit in the custodial account each month (i) any required advances of principal and interest (as described below), (ii) any compensating interest (as described below) and (iii) proceeds of any Countrywide Loan repurchased by Countrywide in accordance with the Countrywide Agreement. Within two business days of receipt, Countrywide will be required to transfer into an escrow account maintained by Countrywide all escrow payments (which are payments made by some mortgagors and held by the servicer in escrow for future payment of taxes and insurance).

On the 18th day of each month (or the next business day, if such 18th day is not a business day), Countrywide will be required to transfer from the custodial account into an investment account maintained by Washington Mutual Bank the funds held in the custodial account that are required to be distributed to certificateholders on the Distribution Date in that month.

Permitted Withdrawals. Countrywide will be permitted to make withdrawals, from time to time, from the custodial account for the following purposes:

- to reimburse itself for advances, as described under "—*Advances*" below;

- to pay to itself the servicing fee (to the extent not already retained);

- to pay to itself investment earnings earned on funds held in the custodial account;

- to remit to the applicable insurer any primary mortgage insurance premiums that are payable by the mortgagee; and

- other permitted purposes described in the Countrywide Agreement.

Advances. Countrywide will be required under the Countrywide Agreement to advance its own funds (i) to cover any shortfall between payments of principal and interest scheduled to be received in respect of the Countrywide Loans each month and the amounts actually received, (ii) to pay any taxes or insurance with respect to mortgaged properties to the extent not paid by the mortgagor, (iii) to cover costs and expenses in connection with foreclosure and bankruptcy proceedings, (iv) to cover the cost of preserving, restoring and protecting the mortgaged properties and (v) to cover the cost of managing and liquidating properties acquired through foreclosure; *provided, however,* that Countrywide will not make the advances described in clause (i) above unless it determines that such advance will be recoverable from amounts received for the applicable mortgage loan; *provided, further,* that in the case of clause (iv) above, Countrywide will not make advances for the restoration of properties unless it determines that (x) the restoration will increase the liquidation proceeds after reimbursement to itself for those advances and (y) such advances will be recoverable from amounts received for the applicable mortgage loan. Countrywide will not charge interest or other fees with respect to any advances.

If Countrywide determines that an advance previously made with respect to a Countrywide Loan is not recoverable from amounts to be received for that loan or if all funds with respect to that loan have previously been remitted to the

Trust, Countrywide will be entitled to be reimbursed for such advance from collections on other Countrywide Loans owned by the Trust.

Back-up Servicing. See "Description of the Securities—Events of Default Under the Governing Agreement and Rights Upon Events Of Default" in the prospectus for a description of the material terms under the Countrywide Agreement regarding Countrywide's replacement, resignation or transfer.

Principal Prepayments and Compensating Interest

Distribution of Principal Prepayments –

On each Distribution Date, principal prepayments in full (**"Payoffs"**) and partial prepayments (**"Curtailments"**) collected on the mortgage loans are distributed to certificateholders. However, the timing of distribution of Payoffs differs with respect to the Countrywide Loans and the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date and any loan group, for purposes of determining distributions of principal on the certificates, the **"Principal Prepayment Amount"** is the sum, with respect to the mortgage loans in that loan group, of all Payoffs and Curtailments relating to the mortgage loans in that loan group that were received during the prior calendar month, reduced (but not to less than zero) by the aggregate amount of negative amortization with respect to the mortgage loans during the prior calendar month. See the Free Writing Prospectus for a definition of **"Principal Prepayment Amount"** with respect to the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date and any loan group, the **"Available Distribution Amount"** equals the sum of the amounts described in the definition thereof in the Free Writing Prospectus, except that clause (1)(c) thereof reads as follows: "all Payoffs received after the Prepayment Period immediately preceding that Distribution Date (together with any interest payment received with those Payoffs)".

Payment of Compensating Interest

As a result of the delay in distributions of Payoffs and Curtailments to certificateholders, the interest collected on the mortgage loans is not sufficient to pay the full amount of interest accrued on the certificates. To reduce this interest shortfall, each of Countrywide and Washington Mutual Bank is required to pay compensating interest with respect to the mortgage loans it services. Below is a description of the compensating interest required to be paid by Countrywide under the Countrywide Agreement. See the Free Writing Prospectus for a description of the compensating interest required to be paid by Washington Mutual Bank under the Pooling Agreement (which differs from the amount of compensating interest required to be paid by Countrywide).

When a mortgagor makes a Payoff on a Countrywide Loan between Due Dates, the mortgagor pays interest on the Payoff only to the date of prepayment. Because the Payoff is not distributed to the related certificateholders until the Distribution Date in the next month, an interest shortfall results in the amount of thirty days of interest on the amount of the Payoff less the amount of interest actually paid by the mortgagor. When a mortgagor makes a Curtailment with respect to a Countrywide Loan, the mortgagor does not pay any interest on the Curtailment, and the principal balance of the mortgage loan is reduced by the amount of the Curtailment as of the Due Date in the calendar month of receipt, but the Curtailment is not distributed to the related certificateholders until the Distribution Date in the next month. This results in an interest shortfall in the amount of thirty days of interest on the amount of the Curtailment.

For each Distribution Date, Countrywide will be obligated under the Countrywide Agreement to remit to the custodial account compensating interest in an amount equal to the lesser of (a) any shortfall in interest collections with respect to Payoffs and Curtailments received in the prior calendar month and (b) the servicing fee payable to Countrywide.

To the extent that compensating interest is insufficient to cover the interest shortfall resulting from the timing of distributions of Payoffs and Curtailments, or to the extent that there is an interest shortfall resulting from the application of the Servicemembers Relief Act, that remaining shortfall will be allocated to the certificates pro rata according to the amount of interest to which each class of certificates would otherwise be entitled in reduction of that amount.

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is Final and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WMALT Mortgage Pass-Through Certificates
Series 2006-AR5
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

TOTAL CURRENT BALANCE	$1,230,750,119					
TOTAL ORIGINAL BALANCE	$1,231,895,714					
NUMBER OF LOANS	3,306					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$372,278		$49,520		$3,183,256	
AVG ORIGINAL BALANCE	$372,624		$49,500		$3,190,000	
WAVG GROSS COUPON	6.88	%	1.00	%	10.64	%
WAVG GROSS MARGIN	3.35	%	1.00	%	6.50	%
WAVG MAX INT RATE	10.04	%	8.95	%	12.45	%
WAVG CURRENT LTV	75.98	%	6.65	%	96.44	%
WAVG FICO SCORE	707		0		821	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	6	Month(s)
WAVG NEG AM LIMIT	113	%	0	%	125	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	370	Month(s)	360	Month(s)	480	Month(s)
WAVG REMAINING TERM	368	Month(s)	349	Month(s)	480	Month(s)
WAVG SEASONING	2	Month(s)	0	Month(s)	11	Month(s)
NZ WAVG PREPAY TERM	30	Month(s)	6	Month(s)	60	Month(s)
TOP STATE CONC	CA(57.09%),FL(14.38%),AZ(4.89%)					
MAXIMUM CA ZIPCODE	0.70%					
FIRST PAY DATE			August 1,2005		July 1,2006	
RATE CHANGE DATE			July 1,2006		December 1,2006	
MATURITY DATE			July 1,2035		June 1,2046	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	3,306	$1,230,750,118.68	100.00%
Total	3,306	$1,230,750,118.68	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
LIBOR	130	$63,297,867.83	5.14%
MTA	3,176	1,167,452,250.85	94.86
Total	3,306	$1,230,750,118.68	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	66	$5,432,106.40	0.44%
100,001—200,000	583	91,922,249.36	7.47
200,001—300,000	822	205,816,932.10	16.72
300,001—400,000	703	245,756,325.88	19.97
400,001—500,000	496	222,786,033.44	18.10
500,001—600,000	264	144,258,631.04	11.72
600,001—700,000	156	99,964,671.08	8.12
700,001—800,000	67	49,721,535.79	4.04
800,001—900,000	43	36,444,808.98	2.96
900,001—1,000,000	45	43,564,944.58	3.54
1,000,001—1,100,000	16	16,405,852.66	1.33
1,100,001—1,200,000	7	8,165,259.58	0.66
1,200,001—1,300,000	7	8,680,083.04	0.71
1,300,001—1,400,000	7	9,548,285.25	0.78
1,400,001—1,500,000	10	14,815,025.16	1.20
1,500,001—1,600,000	4	6,062,789.82	0.49
1,600,001—1,700,000	2	3,294,907.74	0.27
1,800,001—1,900,000	1	1,895,647.39	0.15
1,900,001—2,000,000	3	5,862,868.68	0.48
2,200,001—2,300,000	1	2,274,981.26	0.18
2,300,001—2,400,000	1	2,398,650.56	0.19
2,400,001—2,500,000	1	2,494,272.88	0.20
2,500,001 >=	1	3,183,256.01	0.26
Total	3,306	$1,230,750,118.68	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	266	$122,790,697.17	9.98%
4.001—4.250	1	250,116.92	0.02
4.751—5.000	27	9,213,404.29	0.75
5.001—5.250	2	702,192.93	0.06
5.251—5.500	3	1,410,501.91	0.11
5.501—5.750	1	270,898.94	0.02
5.751—6.000	1	186,619.07	0.02
6.001 >=	3,005	1,095,925,687.45	89.05
Total	3,306	$1,230,750,118.68	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 1.000	1	$352,047.78	0.03%
1.751—2.000	3	1,306,561.44	0.11
2.001—2.250	11	4,052,768.29	0.33
2.251—2.500	55	24,943,553.68	2.03
2.501—2.750	121	53,871,290.28	4.38
2.751—3.000	394	156,136,531.91	12.69
3.001—3.250	780	300,010,232.18	24.38
3.251—3.500	1,240	398,468,496.20	32.38
3.501—3.750	400	166,996,348.07	13.57
3.751—4.000	127	55,254,680.12	4.49
4.001 >=	174	69,357,608.73	5.64
Total	3,306	$1,230,750,118.68	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 9.000	1	$337,991.57	0.03%
9.751—10.000	3,087	1,117,126,335.46	90.77
10.001—10.250	1	350,145.15	0.03
10.251—10.500	6	2,446,334.59	0.20
10.501—10.750	6	2,699,727.26	0.22
10.751—11.000	202	106,164,241.09	8.63
11.001 >=	3	1,625,343.56	0.13
Total	3,306	$1,230,750,118.68	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	3,056	$1,125,722,932.74	91.47%
480	250	105,027,185.94	8.53
Total	3,306	$1,230,750,118.68	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	2	$626,082.76	0.05%
110	957	459,075,268.18	37.30
115	2,313	759,633,660.40	61.72
125	34	11,415,107.34	0.93
Total	3,306	$1,230,750,118.68	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	8	$3,116,305.15	0.25%
351—360	3,048	1,122,606,627.59	91.21
471—480	250	105,027,185.94	8.53
Total	3,306	$1,230,750,118.68	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	29	$9,875,900.00	0.80%
1—6	3,236	1,207,623,157.60	98.12
7—12	41	13,251,061.08	1.08
Total	3,306	$1,230,750,118.68	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	8	$2,328,368.88	0.19%
21—25	2	229,790.29	0.02
26—30	10	2,469,371.55	0.20
31—35	12	3,559,383.69	0.29
36—40	22	6,099,265.31	0.50
41—45	26	6,731,591.68	0.55
46—50	39	14,618,045.24	1.19
51—55	60	24,931,671.68	2.03
56—60	94	43,494,716.08	3.53
61—65	131	52,402,702.74	4.26
66—70	279	113,550,342.22	9.23
71—75	393	184,691,274.26	15.01
76—80	1,183	465,469,978.84	37.82
81—85	361	128,855,707.45	10.47
86—90	306	81,738,037.36	6.64
91—95	302	79,116,669.56	6.43
96—100	78	20,463,201.85	1.66
Total	3,306	$1,230,750,118.68	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	8	$2,328,368.88	0.19%
21—25	2	229,790.29	0.02
26—30	9	2,172,310.68	0.18
31—35	13	3,856,444.56	0.31
36—40	21	5,466,542.50	0.44
41—45	25	6,550,008.61	0.53
46—50	43	16,209,678.26	1.32
51—55	56	25,257,374.42	2.05
56—60	97	42,393,139.70	3.44
61—65	136	55,560,173.48	4.51
66—70	331	134,045,914.21	10.89
71—75	431	205,691,034.35	16.71
76—80	1,417	540,615,323.93	43.93
81—85	40	11,055,437.95	0.90
86—90	456	120,490,784.34	9.79
91—95	221	58,827,792.52	4.78
Total	3,306	$1,230,750,118.68	100.00%



FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	4	$1,499,287.45	0.12%
580—599	3	980,808.19	0.08
600—619	11	2,705,293.07	0.22
620—639	229	82,185,770.40	6.68
640—659	272	96,640,580.95	7.85
660—679	494	180,623,241.06	14.68
680—699	556	213,320,305.73	17.33
700—719	467	169,404,425.97	13.76
720—739	420	157,693,699.93	12.81
740—759	333	124,173,533.99	10.09
760—779	277	108,365,307.71	8.80
780—799	191	75,582,812.79	6.14
800 >=	49	17,575,051.44	1.43
Total	3,306	$1,230,750,118.68	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	276	$101,022,489.93	8.21%
No Doc/NINA	498	194,421,166.61	15.80
No Ratio/NORA	17	8,534,277.88	0.69
Reduced Doc	2,515	926,772,184.26	75.30
Total	3,306	$1,230,750,118.68	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	349	$93,813,060.01	7.62%
Owner Occupied	2,783	1,089,706,846.27	88.54
Second Home	174	47,230,212.40	3.84
Total	3,306	$1,230,750,118.68	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Co-Op	1	$110,730.43	0.01%
Duplex	85	31,349,701.56	2.55
Fourplex	28	11,905,956.31	0.97
Hi Rise Condo	67	25,272,482.58	2.05
Low Rise Condo	343	91,622,056.08	7.44
PUD	645	250,216,286.30	20.33
Single Family Residence	2,098	805,587,233.39	65.45
Townhouse	9	2,927,561.93	0.24
Triplex	30	11,758,110.10	0.96
Total	3,306	$1,230,750,118.68	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	998	$355,945,234.18	28.92%
Refi—Cash Out	1,728	634,211,660.50	51.53
Refi—No Cash Out	580	240,593,224.00	19.55
Total	3,306	$1,230,750,118.68	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	898	$373,141,646.33	30.32%
6	8	3,193,059.92	0.26
12	474	187,056,553.46	15.20
24	71	31,187,558.91	2.53
36	1,854	635,887,290.13	51.67
60	1	284,009.93	0.02
Total	3,306	$1,230,750,118.68	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AK	3	$642,445.07	0.05%
AL	5	1,365,990.96	0.11
AZ	192	60,137,242.40	4.89
CA	1,532	702,577,655.25	57.09
CO	34	11,763,905.86	0.96
CT	18	8,375,431.77	0.68
DE	3	721,013.45	0.06
FL	645	176,982,765.07	14.38
GA	20	5,255,324.54	0.43
HI	42	21,506,630.86	1.75
IA	1	162,477.93	0.01
ID	11	2,129,077.60	0.17
IL	69	21,797,950.54	1.77
IN	12	3,255,042.34	0.26
KS	3	1,014,794.48	0.08
KY	6	1,591,684.07	0.13
LA	2	252,783.00	0.02
MA	33	12,381,973.76	1.01
MD	63	22,304,684.55	1.81
MI	37	7,248,488.07	0.59
MN	20	5,231,162.96	0.43
MO	18	3,449,984.17	0.28
NC	17	4,478,632.67	0.36
NE	3	1,526,758.62	0.12
NH	2	241,855.90	0.02
NJ	96	32,663,776.92	2.65
NM	8	1,354,235.01	0.11
NV	136	39,752,805.24	3.23
NY	12	7,077,105.69	0.58
OH	9	1,623,042.40	0.13
OK	4	707,717.38	0.06
OR	30	8,354,524.67	0.68
PA	21	4,388,744.10	0.36
RI	4	829,772.95	0.07
SC	10	2,464,629.70	0.20
TN	7	2,422,884.83	0.20
TX	41	7,938,629.26	0.65
UT	27	7,877,777.92	0.64
VA	43	15,162,835.53	1.23
WA	62	20,700,284.27	1.68
WI	3	854,397.65	0.07
WV	1	73,800.25	0.01
WY	1	107,399.02	0.01
Total	3,306	$1,230,750,118.68	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	305	$135,439,379.12	11.00%
15.00 or less	18	7,366,959.40	0.60
15.01—20.00	66	23,216,527.07	1.89
20.01—25.00	155	46,888,995.24	3.81
25.01—30.00	328	103,096,492.22	8.38
30.01—35.00	610	213,473,265.62	17.34
35.01—40.00	1,032	367,016,766.39	29.82
40.01—45.00	543	227,971,188.04	18.52
45.01—50.00	193	86,190,495.15	7.00
50.01—55.00	55	19,178,816.13	1.56
55.01—60.00	1	911,234.30	0.07
Total	**3,306**	**$1,230,750,118.68**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.84%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	2,648	$924,324,509.42	75.10%
60.00 or less	6	2,488,845.17	0.20
60.01—65.00	9	8,662,763.41	0.70
65.01—70.00	8	5,855,481.26	0.48
70.01—75.00	13	9,336,746.89	0.76
75.01—80.00	34	17,996,115.50	1.46
80.01—85.00	51	27,121,967.28	2.20
85.01—90.00	515	226,012,585.01	18.36
90.01 >=	22	8,951,104.74	0.73
Total	**3,306**	**$1,230,750,118.68**	**100.00%**

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 86.61%.

WMALT Mortgage Pass-Through Certificates
Series 2006-AR5 Group 1
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$104,659,793		
TOTAL ORIGINAL BALANCE	$104,688,908		
NUMBER OF LOANS	384		
AVG CURRENT BALANCE	$272,552	$49,520	$585,899
AVG ORIGINAL BALANCE	$272,627	$49,500	$584,500
WAVG GROSS COUPON	6.48 %	1.00 %	8.74 %
WAVG GROSS MARGIN	3.24 %	2.03 %	4.60 %
WAVG MAX INT RATE	10.04 %	8.95 %	10.95 %
WAVG CURRENT LTV	73.82 %	8.92 %	95.01 %
WAVG FICO SCORE	712	0	812
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)	5 Month(s)
WAVG NEG AM LIMIT	114 %	110 %	125 %
WAVG PAYMENT CAP	7.50 %	7.50 %	7.50 %
WAVG RECAST	60 Month(s)	60 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	366 Month(s)	360 Month(s)	480 Month(s)
WAVG REMAINING TERM	364 Month(s)	350 Month(s)	479 Month(s)
WAVG SEASONING	2 Month(s)	1 Month(s)	10 Month(s)
NZ WAVG PREPAY TERM	0 Month(s)	0 Month(s)	0 Month(s)
TOP STATE CONC	CA(34.52%),NJ(14.43%),FL(9.58%)		
MAXIMUM CA ZIPCODE	0.92%		
FIRST PAY DATE		September 1,2005	June 1,2006
RATE CHANGE DATE		July 1,2006	November 1,2006
MATURITY DATE		August 1,2035	May 1,2046

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	384	$104,659,792.54	100.00%
Total	384	$104,659,792.54	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	384	$104,659,792.54	100.00%
Total	384	$104,659,792.54	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	7	$522,712.35	0.50%
100,001—200,000	78	12,333,012.89	11.78
200,001—300,000	144	35,968,756.82	34.37
300,001—400,000	134	46,969,205.93	44.88
400,001—500,000	19	7,779,992.95	7.43
500,001—600,000	2	1,086,111.60	1.04
Total	384	$104,659,792.54	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	56	$15,267,444.89	14.59%
4.751—5.000	2	343,879.88	0.33
5.501—5.750	1	270,898.94	0.26
6.001 >=	325	88,777,568.83	84.82
Total	384	$104,659,792.54	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001—2.250	5	$1,343,868.12	1.28%
2.251—2.500	8	2,281,409.75	2.18
2.501—2.750	12	2,665,940.10	2.55
2.751—3.000	52	14,365,779.38	13.73
3.001—3.250	140	40,333,734.37	38.54
3.251—3.500	132	33,679,833.68	32.18
3.501—3.750	16	4,597,121.39	4.39
3.751—4.000	14	4,036,435.49	3.86
4.001 >=	5	1,355,670.26	1.30
Total	384	$104,659,792.54	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 9.000	1	$337,991.57	0.32%
9.751—10.000	342	93,454,565.02	89.29
10.251—10.500	2	471,679.26	0.45
10.501—10.750	2	856,797.63	0.82
10.751—11.000	37	9,538,759.06	9.11
Total	384	$104,659,792.54	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	367	$99,226,031.81	94.81%
480	17	5,433,760.73	5.19
Total	384	$104,659,792.54	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	90	$25,498,362.38	24.36%
115	291	78,546,651.34	75.05
125	3	614,778.82	0.59
Total	384	$104,659,792.54	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	1	$264,688.99	0.25%
351—360	366	98,961,342.82	94.56
471—480	17	5,433,760.73	5.19
Total	384	$104,659,792.54	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—6	379	$103,434,639.81	98.83%
7—12	5	1,225,152.73	1.17
Total	384	$104,659,792.54	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$367,534.68	0.35%
21—25	1	130,028.60	0.12
26—30	1	100,315.11	0.10
31—35	2	579,659.04	0.55
36—40	7	2,019,148.84	1.93
41—45	3	819,598.82	0.78
46—50	9	2,322,011.00	2.22
51—55	7	2,215,668.58	2.12
56—60	13	3,298,657.96	3.15
61—65	17	4,483,862.67	4.28
66—70	37	9,949,408.01	9.51
71—75	40	12,382,860.72	11.83
76—80	131	35,668,569.69	34.08
81—85	86	24,067,876.01	23.00
86—90	17	3,865,513.94	3.69
91—95	9	2,259,964.58	2.16
96—100	1	129,114.29	0.12
Total	384	$104,659,792.54	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$367,534.68	0.35%
21—25	1	130,028.60	0.12
26—30	1	100,315.11	0.10
31—35	2	579,659.04	0.55
36—40	7	2,019,148.84	1.93
41—45	3	819,598.82	0.78
46—50	10	2,682,920.00	2.56
51—55	5	1,555,742.17	1.49
56—60	15	3,865,036.70	3.69
61—65	16	4,216,501.34	4.03
66—70	47	13,236,585.98	12.65
71—75	44	13,247,803.71	12.66
76—80	198	54,227,536.41	51.81
81—85	5	1,356,788.33	1.30
86—90	23	5,295,370.92	5.06
91—95	4	959,221.89	0.92
Total	384	$104,659,792.54	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	1	$240,077.94	0.23%
620—639	32	8,761,572.68	8.37
640—659	25	7,151,138.57	6.83
660—679	43	11,447,460.30	10.94
680—699	56	15,300,064.46	14.62
700—719	49	13,009,264.93	12.43
720—739	52	14,628,199.46	13.98
740—759	47	12,749,639.18	12.18
760—779	39	10,342,650.54	9.88
780—799	31	8,546,119.23	8.17
800 >=	9	2,483,605.25	2.37
Total	384	$104,659,792.54	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	55	$13,683,538.91	13.07%
No Doc/NINA	25	7,003,467.19	6.69
Reduced Doc	304	83,972,786.44	80.23
Total	384	$104,659,792.54	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	41	$9,664,182.09	9.23%
Owner Occupied	314	88,140,040.34	84.22
Second Home	29	6,855,570.11	6.55
Total	384	$104,659,792.54	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	20	$6,527,787.44	6.24%
Fourplex	6	1,786,555.28	1.71
Hi Rise Condo	6	1,627,283.24	1.55
Low Rise Condo	38	8,305,403.58	7.94
PUD	68	18,816,772.13	17.98
Single Family Residence	239	65,541,255.31	62.62
Townhouse	2	343,105.68	0.33
Triplex	5	1,711,629.88	1.64
Total	384	$104,659,792.54	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	107	$28,445,646.41	27.18%
Refi—Cash Out	196	54,548,458.23	52.12
Refi—No Cash Out	81	21,665,687.90	20.70
Total	384	$104,659,792.54	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	384	$104,659,792.54	100.00%
Total	384	$104,659,792.54	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AK	3	$642,445.07	0.61%
AL	1	49,519.78	0.05
AZ	28	7,029,203.44	6.72
CA	117	36,127,311.40	34.52
CO	4	1,077,991.26	1.03
CT	1	296,095.88	0.28
FL	39	10,023,027.63	9.58
HI	3	1,137,002.91	1.09
IA	1	162,477.93	0.16
ID	6	903,238.25	0.86
IL	18	4,202,116.04	4.02
KS	2	364,730.00	0.35
KY	2	248,009.08	0.24
MA	12	3,535,833.14	3.38
MD	17	4,777,777.94	4.57
MI	5	1,132,155.19	1.08
MN	6	1,334,762.54	1.28
MO	1	237,052.13	0.23
NC	5	783,312.04	0.75
NJ	49	15,102,655.76	14.43
NM	4	664,415.89	0.63
NV	14	3,491,057.51	3.34
NY	4	1,181,266.62	1.13
OH	1	109,594.91	0.10
OR	8	1,705,337.77	1.63
PA	3	439,546.15	0.42
RI	2	363,918.17	0.35
SC	4	742,599.58	0.71
TX	1	133,235.14	0.13
UT	4	1,049,242.36	1.00
VA	6	1,780,455.91	1.70
WA	13	3,832,405.12	3.66
Total	**384**	**$104,659,792.54**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	7	$2,234,046.46	2.13%
15.00 or less	4	983,155.07	0.94
15.01—20.00	10	2,586,159.26	2.47
20.01—25.00	23	6,070,762.34	5.80
25.01—30.00	34	8,062,068.16	7.70
30.01—35.00	52	12,967,036.07	12.39
35.01—40.00	146	40,760,830.18	38.95
40.01—45.00	68	19,619,978.14	18.75
45.01—50.00	31	8,873,685.34	8.48
50.01—55.00	9	2,502,071.52	2.39
Total	**384**	**$104,659,792.54**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.17%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	285	$76,596,139.35	73.19%
60.00 or less	3	837,129.50	0.80
60.01—65.00	1	352,784.18	0.34
65.01—70.00	2	555,255.65	0.53
70.01—75.00	5	1,502,691.43	1.44
75.01—80.00	6	1,478,456.43	1.41
80.01—85.00	6	1,900,103.20	1.82
85.01—90.00	73	20,615,627.17	19.70
90.01 >=	3	821,605.63	0.79
Total	384	$104,659,792.54	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 86.26%.

WMALT Mortgage Pass-Through Certificates
Series 2006-AR5 Group 2
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum		Maximum	
TOTAL CURRENT BALANCE	$80,963,818				
TOTAL ORIGINAL BALANCE	$81,095,032				
NUMBER OF LOANS	283				
AVG CURRENT BALANCE	$286,091	$71,111		$636,890	
AVG ORIGINAL BALANCE	$286,555	$72,000		$642,000	
WAVG GROSS COUPON	6.95 %	1.00 %		9.44 %	
WAVG GROSS MARGIN	3.34 %	2.15 %		5.30 %	
WAVG MAX INT RATE	9.99 %	9.80 %		11.33 %	
WAVG CURRENT LTV	74.62 %	11.88 %		95.00 %	
WAVG FICO SCORE	712	0		815	
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)		6 Month(s)	
WAVG NEG AM LIMIT	114 %	110 %		125 %	
WAVG PAYMENT CAP	7.50 %	7.50 %		7.50 %	
WAVG RECAST	60 Month(s)	60 Month(s)		60 Month(s)	
WAVG ORIGINAL TERM	370 Month(s)	360 Month(s)		480 Month(s)	
WAVG REMAINING TERM	368 Month(s)	350 Month(s)		479 Month(s)	
WAVG SEASONING	2 Month(s)	0 Month(s)		10 Month(s)	
NZ WAVG PREPAY TERM	14 Month(s)	6 Month(s)		24 Month(s)	
TOP STATE CONC	CA(60.80%),AZ(9.82%),FL(8.03%)				
MAXIMUM CA ZIPCODE	1.56%				
FIRST PAY DATE		September 1,2005		July 1,2006	
RATE CHANGE DATE		July 1,2006		December 1,2006	
MATURITY DATE		August 1,2035		May 1,2046	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	283	$80,963,818.48	100.00%
Total	283	$80,963,818.48	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	283	$80,963,818.48	100.00%
Total	283	$80,963,818.48	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	4	$364,469.07	0.45%
100,001—200,000	61	10,041,866.08	12.40
200,001—300,000	89	22,361,944.87	27.62
300,001—400,000	101	35,477,310.77	43.82
400,001—500,000	22	9,237,626.82	11.41
500,001—600,000	4	2,218,720.38	2.74
600,001—700,000	2	1,261,880.49	1.56
Total	283	$80,963,818.48	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	17	$4,893,890.14	6.04%
4.751—5.000	18	4,734,038.26	5.85
5.001—5.250	1	350,145.15	0.43
5.251—5.500	3	1,410,501.91	1.74
5.751—6.000	1	186,619.07	0.23
6.001 >=	243	69,388,623.95	85.70
Total	283	$80,963,818.48	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001—2.250	1	$329,213.59	0.41%
2.251—2.500	3	480,139.22	0.59
2.501—2.750	14	3,603,446.74	4.45
2.751—3.000	57	17,091,636.72	21.11
3.001—3.250	54	16,193,313.12	20.00
3.251—3.500	93	25,563,201.16	31.57
3.501—3.750	23	6,712,109.88	8.29
3.751—4.000	18	4,291,965.29	5.30
4.001 >=	20	6,698,792.76	8.27
Total	283	$80,963,818.48	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	268	$76,254,549.31	94.18%
10.001—10.250	1	350,145.15	0.43
10.251—10.500	3	1,410,501.91	1.74
10.751—11.000	10	2,719,046.04	3.36
11.001 >=	1	229,576.07	0.28
Total	283	$80,963,818.48	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	260	$73,962,985.67	91.35%
480	23	7,000,832.81	8.65
Total	283	$80,963,818.48	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	92	$29,333,026.58	36.23%
115	168	44,949,487.51	55.52
125	23	6,681,304.39	8.25
Total	283	$80,963,818.48	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	1	$71,110.52	0.09%
351—360	259	73,891,875.15	91.27
471—480	23	7,000,832.81	8.65
Total	283	$80,963,818.48	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	3	$960,000.00	1.19%
1—6	258	73,657,717.44	90.98
7—12	22	6,346,101.04	7.84
Total	283	$80,963,818.48	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$182,302.86	0.23%
21—25	1	99,761.69	0.12
26—30	2	420,956.88	0.52
36—40	1	99,788.59	0.12
41—45	6	1,352,988.14	1.67
46—50	3	735,608.50	0.91
51—55	5	1,688,039.79	2.08
56—60	8	2,397,910.81	2.96
61—65	13	3,910,032.71	4.83
66—70	30	7,873,902.27	9.73
71—75	37	10,829,108.23	13.38
76—80	129	38,257,654.29	47.25
81—85	35	10,199,864.41	12.60
86—90	6	1,364,272.19	1.69
91—95	6	1,551,627.12	1.92
Total	283	$80,963,818.48	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$182,302.86	0.23%
21—25	1	99,761.69	0.12
26—30	1	123,896.01	0.15
31—35	1	297,060.87	0.37
36—40	1	99,788.59	0.12
41—45	6	1,352,988.14	1.67
46—50	3	735,608.50	0.91
51—55	4	1,342,030.19	1.66
56—60	10	2,893,968.99	3.57
61—65	11	3,350,961.18	4.14
66—70	38	9,458,169.80	11.68
71—75	36	11,160,191.01	13.78
76—80	157	46,675,599.66	57.65
81—85	2	459,146.99	0.57
86—90	7	1,678,243.67	2.07
91—95	4	1,054,100.33	1.30
Total	283	$80,963,818.48	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	1	$204,000.00	0.25%
580—599	1	236,316.61	0.29
600—619	5	1,260,326.36	1.56
620—639	11	2,909,186.21	3.59
640—659	13	3,885,586.15	4.80
660—679	43	11,969,198.53	14.78
680—699	46	13,373,184.06	16.52
700—719	32	9,587,587.84	11.84
720—739	44	13,335,748.03	16.47
740—759	29	8,827,067.21	10.90
760—779	29	8,655,884.24	10.69
780—799	21	4,721,590.76	5.83
800 >=	8	1,998,142.48	2.47
Total	283	$80,963,818.48	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	36	$9,584,776.90	11.84%
No Doc/NINA	50	15,731,937.20	19.43
No Ratio/NORA	1	362,434.23	0.45
Reduced Doc	196	55,284,670.15	68.28
Total	283	$80,963,818.48	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	63	$16,662,696.17	20.58%
Owner Occupied	194	57,959,346.77	71.59
Second Home	26	6,341,775.54	7.83
Total	283	$80,963,818.48	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	7	$1,779,593.90	2.20%
Fourplex	3	1,820,647.82	2.25
Hi Rise Condo	3	915,436.38	1.13
Low Rise Condo	46	12,261,190.69	15.14
PUD	58	15,802,477.38	19.52
Single Family Residence	161	46,202,973.45	57.07
Triplex	5	2,181,498.86	2.69
Total	283	$80,963,818.48	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	92	$25,244,146.97	31.18%
Refi—Cash Out	153	44,243,877.71	54.65
Refi—No Cash Out	38	11,475,793.80	14.17
Total	283	$80,963,818.48	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6	5	$1,594,220.23	1.97%
12	242	68,060,811.68	84.06
24	36	11,308,786.57	13.97
Total	283	$80,963,818.48	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	34	$7,950,319.66	9.82%
CA	155	49,229,722.13	60.80
CO	2	504,744.66	0.62
FL	27	6,499,157.01	8.03
GA	2	505,761.22	0.62
HI	9	3,650,403.05	4.51
ID	1	275,591.68	0.34
IL	12	2,863,123.19	3.54
MA	2	739,573.51	0.91
MD	1	218,089.66	0.27
MI	1	355,295.27	0.44
NC	1	174,802.38	0.22
NJ	4	975,675.51	1.21
NM	1	227,555.98	0.28
NV	16	3,649,097.84	4.51
NY	1	329,213.59	0.41
OK	1	295,596.97	0.37
OR	1	200,438.24	0.25
PA	1	177,796.70	0.22
TX	1	105,000.00	0.13
UT	1	118,838.52	0.15
VA	3	549,580.48	0.68
WA	6	1,368,441.23	1.69
Total	**283**	**$80,963,818.48**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	30	$9,929,446.37	12.26%
15.00 or less	1	261,070.63	0.32
15.01—20.00	12	2,785,214.74	3.44
20.01—25.00	17	4,340,569.76	5.36
25.01—30.00	35	9,934,989.76	12.27
30.01—35.00	38	9,825,348.34	12.14
35.01—40.00	81	22,470,983.57	27.75
40.01—45.00	41	13,012,457.82	16.07
45.01—50.00	17	5,399,214.07	6.67
50.01—55.00	11	3,004,523.42	3.71
Total	**283**	**$80,963,818.48**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.38%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	220	$60,859,837.00	75.17%
60.00 or less	2	652,356.14	0.81
75.01—80.00	2	626,563.44	0.77
80.01—85.00	4	1,398,576.48	1.73
85.01—90.00	54	17,123,837.39	21.15
90.01 >=	1	302,648.03	0.37
Total	**283**	**$80,963,818.48**	**100.00%**

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 87.54%.

WMALT Mortgage Pass-Through Certificates
Series 2006-AR5 Group 3
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$291,524,954		
TOTAL ORIGINAL BALANCE	$291,799,748		
NUMBER OF LOANS	1,101		
AVG CURRENT BALANCE	$264,782	$52,389	$703,081
AVG ORIGINAL BALANCE	$265,032	$52,500	$698,600
WAVG GROSS COUPON	7.42 %	1.00 %	10.44 %
WAVG GROSS MARGIN	3.43 %	1.00 %	6.30 %
WAVG MAX INT RATE	9.97 %	9.80 %	10.95 %
WAVG CURRENT LTV	74.47 %	6.65 %	95.48 %
WAVG FICO SCORE	697	0	817
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)	5 Month(s)
WAVG NEG AM LIMIT	114 %	110 %	125 %
WAVG PAYMENT CAP	7.50 %	7.50 %	7.50 %
WAVG RECAST	60 Month(s)	60 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	373 Month(s)	360 Month(s)	480 Month(s)
WAVG REMAINING TERM	371 Month(s)	351 Month(s)	480 Month(s)
WAVG SEASONING	2 Month(s)	0 Month(s)	9 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	36 Month(s)	60 Month(s)
TOP STATE CONC	CA(49.74%),FL(23.61%),NV(5.12%)		
MAXIMUM CA ZIPCODE	0.91%		
FIRST PAY DATE		October 1,2005	July 1,2006
RATE CHANGE DATE		July 1,2006	November 1,2006
MATURITY DATE		September 1,2035	June 1,2046



WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	1,101	$291,524,953.86	100.00%
Total	1,101	$291,524,953.86	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	1,101	$291,524,953.86	100.00%
Total	1,101	$291,524,953.86	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	41	$3,402,272.89	1.17%
100,001—200,000	288	45,193,734.90	15.50
200,001—300,000	355	89,138,606.69	30.58
300,001—400,000	333	116,074,528.76	39.82
400,001—500,000	67	28,158,998.49	9.66
500,001—600,000	13	6,965,738.33	2.39
600,001—700,000	3	1,887,992.62	0.65
700,001—800,000	1	703,081.18	0.24
Total	1,101	$291,524,953.86	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	31	$7,952,837.89	2.73%
4.751—5.000	3	589,021.38	0.20
5.001—5.250	1	352,047.78	0.12
6.001 >=	1,066	282,631,046.81	96.95
Total	1,101	$291,524,953.86	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 1.000	1	$352,047.78	0.12%
2.001—2.250	3	817,985.78	0.28
2.251—2.500	13	3,208,301.88	1.10
2.501—2.750	30	8,854,547.35	3.04
2.751—3.000	99	25,705,941.84	8.82
3.001—3.250	186	47,799,316.39	16.40
3.251—3.500	496	123,964,195.64	42.52
3.501—3.750	166	51,370,919.91	17.62
3.751—4.000	30	7,736,859.66	2.65
4.001 >=	77	21,714,837.63	7.45
Total	1,101	$291,524,953.86	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	1,074	$284,305,857.80	97.52%
10.501—10.750	1	402,003.14	0.14
10.751—11.000	26	6,817,092.92	2.34
Total	1,101	$291,524,953.86	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	994	$259,743,789.86	89.10%
480	107	31,781,164.00	10.90
Total	1,101	$291,524,953.86	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	241	$76,339,368.64	26.19%
115	858	214,707,294.27	73.65
125	2	478,290.95	0.16
Total	1,101	$291,524,953.86	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	994	$259,743,789.86	89.10%
471—480	107	31,781,164.00	10.90
Total	1,101	$291,524,953.86	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	20	$5,493,000.00	1.88%
1—6	1,078	285,442,932.48	97.91
7—12	3	589,021.38	0.20
Total	1,101	$291,524,953.86	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$185,623.51	0.06%
26—30	6	948,740.03	0.33
31—35	7	1,300,222.82	0.45
36—40	10	1,915,267.90	0.66
41—45	14	2,904,142.13	1.00
46—50	17	4,453,986.14	1.53
51—55	29	6,195,377.40	2.13
56—60	34	8,858,405.37	3.04
61—65	56	15,157,968.70	5.20
66—70	119	31,547,202.43	10.82
71—75	151	40,288,888.08	13.82
76—80	443	124,849,276.67	42.83
81—85	123	32,846,667.55	11.27
86—90	53	11,386,620.91	3.91
91—95	30	7,177,849.09	2.46
96—100	7	1,508,715.13	0.52
Total	1,101	$291,524,953.86	100.00%



ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$185,623.51	0.06%
26—30	6	948,740.03	0.33
31—35	7	1,300,222.82	0.45
36—40	10	1,915,267.90	0.66
41—45	13	2,722,559.06	0.93
46—50	19	5,051,987.35	1.73
51—55	27	5,518,725.30	1.89
56—60	35	9,106,834.37	3.12
61—65	59	15,871,247.26	5.44
66—70	138	37,294,887.49	12.79
71—75	161	42,140,848.34	14.46
76—80	514	144,466,629.08	49.56
81—85	27	6,262,826.76	2.15
86—90	71	16,266,940.32	5.58
91—95	12	2,471,614.27	0.85
Total	1,101	$291,524,953.86	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	1	$133,885.06	0.05%
580—599	1	302,385.05	0.10
600—619	6	1,444,966.71	0.50
620—639	101	27,601,425.00	9.47
640—659	128	34,759,887.12	11.92
660—679	198	50,890,557.93	17.46
680—699	175	47,984,471.81	16.46
700—719	163	43,258,489.70	14.84
720—739	107	26,151,976.12	8.97
740—759	99	27,798,729.91	9.54
760—779	65	17,183,828.11	5.89
780—799	43	10,164,495.52	3.49
800 >=	14	3,849,855.82	1.32
Total	1,101	$291,524,953.86	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	35	$8,062,049.52	2.77%
No Doc/NINA	178	54,181,954.21	18.59
No Ratio/NORA	7	2,530,655.39	0.87
Reduced Doc	881	226,750,294.74	77.78
Total	1,101	$291,524,953.86	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	174	$38,560,403.87	13.23%
Owner Occupied	880	242,264,381.68	83.10
Second Home	47	10,700,168.31	3.67
Total	1,101	$291,524,953.86	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Co-Op	1	$110,730.43	0.04%
Duplex	36	11,732,553.04	4.02
Fourplex	18	7,712,263.55	2.65
Hi Rise Condo	21	5,023,345.09	1.72
Low Rise Condo	132	28,254,847.86	9.69
PUD	199	52,515,981.04	18.01
Single Family Residence	673	178,729,365.30	61.31
Townhouse	4	941,377.03	0.32
Triplex	17	6,504,490.52	2.23
Total	1,101	$291,524,953.86	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	190	$48,555,838.73	16.66%
Refi—Cash Out	775	205,918,651.70	70.64
Refi—No Cash Out	136	37,050,463.43	12.71
Total	1,101	$291,524,953.86	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
36	1,100	$291,240,943.93	99.90%
60	1	284,009.93	0.10
Total	1,101	$291,524,953.86	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	2	$442,051.70	0.15%
AZ	57	12,722,481.87	4.36
CA	462	145,011,279.15	49.74
CO	11	2,643,188.66	0.91
CT	9	2,657,298.17	0.91
DE	1	110,193.79	0.04
FL	305	68,826,470.77	23.61
GA	4	694,239.61	0.24
HI	18	7,754,550.43	2.66
ID	1	77,770.82	0.03
IL	8	1,832,318.91	0.63
IN	6	831,301.52	0.29
KY	2	400,742.71	0.14
LA	2	252,783.00	0.09
MA	2	585,707.89	0.20
MD	21	5,687,225.62	1.95
MI	15	2,364,249.16	0.81
MN	6	1,015,460.28	0.35
MO	3	502,032.33	0.17
NC	1	151,637.77	0.05
NH	2	241,855.90	0.08
NJ	7	2,080,215.76	0.71
NV	62	14,916,516.55	5.12
NY	1	110,730.43	0.04
OH	3	382,126.51	0.13
OK	2	250,258.90	0.09
OR	12	3,301,731.54	1.13
PA	6	1,225,997.31	0.42
RI	1	219,534.89	0.08
SC	3	782,482.52	0.27
TN	1	62,389.34	0.02
TX	17	2,203,423.15	0.76
UT	8	1,552,980.88	0.53
VA	17	3,959,843.38	1.36
WA	22	5,564,483.62	1.91
WY	1	107,399.02	0.04
Total	1,101	$291,524,953.86	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	116	$38,149,894.03	13.09%
15.00 or less	8	1,468,421.00	0.50
15.01—20.00	21	5,182,708.75	1.78
20.01—25.00	54	12,610,557.30	4.33
25.01—30.00	133	33,566,145.60	11.51
30.01—35.00	224	56,168,818.57	19.27
35.01—40.00	331	86,920,463.44	29.82
40.01—45.00	148	39,669,684.15	13.61
45.01—50.00	49	13,717,222.09	4.71
50.01—55.00	17	4,071,038.93	1.40
Total	1,101	$291,524,953.86	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.70%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	938	$239,552,635.11	82.17%
60.01—65.00	1	301,358.43	0.10
70.01—75.00	1	329,273.60	0.11
75.01—80.00	5	1,198,383.58	0.41
80.01—85.00	6	1,615,728.55	0.55
85.01—90.00	143	46,776,285.53	16.05
90.01 >=	7	1,751,289.06	0.60
Total	1,101	$291,524,953.86	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 89.06%.

WMALT Mortgage Pass-Through Certificates
Series 2006-AR5 Group 4
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$606,215,096		
TOTAL ORIGINAL BALANCE	$606,866,113		
NUMBER OF LOANS	991		
AVG CURRENT BALANCE	$611,721	$115,540	$3,183,256
AVG ORIGINAL BALANCE	$612,378	$115,175	$3,190,000
WAVG GROSS COUPON	6.57 %	1.00 %	10.64 %
WAVG GROSS MARGIN	3.35 %	1.88 %	6.50 %
WAVG MAX INT RATE	10.10 %	9.80 %	11.53 %
WAVG CURRENT LTV	73.48 %	14.93 %	90.27 %
WAVG FICO SCORE	710	0	819
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)	6 Month(s)
WAVG NEG AM LIMIT	112 %	0 %	125 %
WAVG PAYMENT CAP	7.50 %	7.50 %	7.50 %
WAVG RECAST	60 Month(s)	60 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	371 Month(s)	360 Month(s)	480 Month(s)
WAVG REMAINING TERM	370 Month(s)	349 Month(s)	479 Month(s)
WAVG SEASONING	2 Month(s)	0 Month(s)	11 Month(s)
NZ WAVG PREPAY TERM	29 Month(s)	6 Month(s)	36 Month(s)
TOP STATE CONC	CA(73.43%),FL(5.68%),AZ(3.63%)		
MAXIMUM CA ZIPCODE	1.42%		
FIRST PAY DATE		August 1,2005	July 1,2006
RATE CHANGE DATE		July 1,2006	December 1,2006
MATURITY DATE		July 1,2035	May 1,2046

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	991	$606,215,096.20	100.00%
Total	991	$606,215,096.20	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
LIBOR	126	$62,103,915.32	10.24%
MTA	865	544,111,180.88	89.76
Total	991	$606,215,096.20	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,001—200,000	15	$2,400,330.40	0.40%
200,001—300,000	29	7,440,403.98	1.23
300,001—400,000	18	6,476,137.70	1.07
400,001—500,000	331	152,070,159.29	25.09
500,001—600,000	234	128,124,958.75	21.14
600,001—700,000	149	95,593,017.88	15.77
700,001—800,000	66	49,018,454.61	8.09
800,001—900,000	43	36,444,808.98	6.01
900,001—1,000,000	45	43,564,944.58	7.19
1,000,001—1,100,000	16	16,405,852.66	2.71
1,100,001—1,200,000	7	8,165,259.58	1.35
1,200,001—1,300,000	7	8,680,083.04	1.43
1,300,001—1,400,000	7	9,548,285.25	1.58
1,400,001—1,500,000	10	14,815,025.16	2.44
1,500,001—1,600,000	4	6,062,789.82	1.00
1,600,001—1,700,000	2	3,294,907.74	0.54
1,800,001—1,900,000	1	1,895,647.39	0.31
1,900,001—2,000,000	3	5,862,868.68	0.97
2,200,001—2,300,000	1	2,274,981.26	0.38
2,300,001—2,400,000	1	2,398,650.56	0.40
2,400,001—2,500,000	1	2,494,272.88	0.41
2,500,001 >=	1	3,183,256.01	0.53
Total	991	$606,215,096.20	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	151	$92,029,709.27	15.18%
4.001—4.250	1	250,116.92	0.04
4.751—5.000	4	3,546,464.77	0.59
6.001 >=	835	510,388,805.24	84.19
Total	991	$606,215,096.20	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	3	$1,306,561.44	0.22%
2.001—2.250	2	1,561,700.80	0.26
2.251—2.500	23	16,797,543.56	2.77
2.501—2.750	51	35,015,876.83	5.78
2.751—3.000	138	84,917,691.39	14.01
3.001—3.250	251	156,273,145.51	25.78
3.251—3.500	248	142,689,879.77	23.54
3.501—3.750	165	96,837,601.38	15.97
3.751—4.000	44	33,207,616.99	5.48
4.001 >=	66	37,607,478.53	6.20
Total	991	$606,215,096.20	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	860	$517,359,757.62	85.34%
10.251—10.500	1	564,153.42	0.09
10.751—11.000	129	87,089,343.07	14.37
11.001 >=	1	1,201,842.09	0.20
Total	991	$606,215,096.20	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	897	$548,262,204.58	90.44%
480	94	57,952,891.62	9.56
Total	991	$606,215,096.20	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	2	$626,082.76	0.10%
110	529	326,591,623.63	53.87
115	457	276,797,583.12	45.66
125	3	2,199,806.69	0.36
Total	991	$606,215,096.20	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	5	$2,251,041.62	0.37%
351—360	892	546,011,162.96	90.07
471—480	94	57,952,891.62	9.56
Total	991	$606,215,096.20	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	5	$3,209,600.00	0.53%
1—6	978	598,963,522.41	98.80
7—12	8	4,041,973.79	0.67
Total	991	$606,215,096.20	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,592,907.83	0.26%
26—30	1	999,359.53	0.16
31—35	3	1,679,501.83	0.28
36—40	4	2,065,059.98	0.34
41—45	3	1,654,862.59	0.27
46—50	10	7,106,439.60	1.17
51—55	19	14,832,585.91	2.45
56—60	39	28,939,741.94	4.77
61—65	45	28,850,838.66	4.76
66—70	93	64,179,829.51	10.59
71—75	165	121,190,417.23	19.99
76—80	480	266,694,478.19	43.99
81—85	116	61,207,705.58	10.10
86—90	7	3,772,924.25	0.62
91—95	4	1,448,443.57	0.24
Total	991	$606,215,096.20	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,592,907.83	0.26%
26—30	1	999,359.53	0.16
31—35	3	1,679,501.83	0.28
36—40	3	1,432,337.17	0.24
41—45	3	1,654,862.59	0.27
46—50	11	7,739,162.41	1.28
51—55	20	16,840,876.76	2.78
56—60	37	26,527,299.64	4.38
61—65	50	32,121,463.70	5.30
66—70	108	74,056,270.94	12.22
71—75	190	139,142,191.29	22.95
76—80	548	295,245,558.78	48.70
81—85	5	2,443,081.97	0.40
86—90	10	4,740,221.76	0.78
Total	991	$606,215,096.20	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	1	$921,324.45	0.15%
580—599	1	442,106.53	0.07
620—639	70	38,741,567.34	6.39
640—659	76	43,133,726.15	7.12
660—679	147	89,012,572.18	14.68
680—699	171	106,062,381.71	17.50
700—719	109	71,837,012.47	11.85
720—739	128	79,839,815.13	13.17
740—759	99	61,059,309.26	10.07
760—779	101	60,514,135.41	9.98
780—799	74	46,590,187.55	7.69
800 >=	14	8,060,958.02	1.33
Total	991	$606,215,096.20	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	95	$56,839,439.17	9.38%
No Doc/NINA	162	93,746,548.83	15.46
No Ratio/NORA	9	5,641,188.26	0.93
Reduced Doc	725	449,987,919.94	74.23
Total	991	$606,215,096.20	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	54	$25,520,095.90	4.21%
Owner Occupied	913	568,994,322.63	93.86
Second Home	24	11,700,677.67	1.93
Total	991	$606,215,096.20	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	14	$8,713,087.35	1.44%
Hi Rise Condo	16	11,202,747.37	1.85
Low Rise Condo	54	26,153,241.83	4.31
PUD	208	131,389,984.94	21.67
Single Family Residence	697	427,406,333.01	70.50
Townhouse	1	599,701.70	0.10
Triplex	1	750,000.00	0.12
Total	991	$606,215,096.20	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	250	$156,658,322.04	25.84%
Refi—Cash Out	525	309,837,239.42	51.11
Refi—No Cash Out	216	139,719,534.74	23.05
Total	991	$606,215,096.20	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	366	$231,061,802.32	38.12%
6	3	1,598,839.69	0.26
12	152	96,964,136.03	16.00
24	35	19,878,772.34	3.28
36	435	256,711,545.82	42.35
Total	991	$606,215,096.20	100.00%



STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$735,123.55	0.12%
AZ	33	22,014,942.38	3.63
CA	723	445,121,680.02	73.43
CO	10	5,776,430.52	0.95
CT	5	4,928,412.16	0.81
FL	56	34,448,067.00	5.68
GA	7	2,521,107.10	0.42
HI	11	8,655,893.83	1.43
ID	2	759,702.14	0.13
IL	16	8,455,344.00	1.39
IN	1	1,496,424.41	0.25
KS	1	650,064.48	0.11
KY	1	771,049.58	0.13
MA	14	6,899,395.87	1.14
MD	12	8,020,277.61	1.32
MI	1	567,947.87	0.09
MN	5	2,260,846.55	0.37
MO	1	610,652.86	0.10
NC	5	2,174,343.06	0.36
NE	1	1,272,904.24	0.21
NJ	13	6,902,429.95	1.14
NV	18	10,147,750.49	1.67
NY	6	5,455,895.05	0.90
OR	5	2,396,944.45	0.40
PA	1	248,207.85	0.04
RI	1	246,319.89	0.04
SC	1	438,951.46	0.07
TN	3	1,881,654.24	0.31
TX	4	2,004,646.62	0.33
UT	7	3,291,263.71	0.54
VA	9	6,001,126.59	0.99
WA	17	9,059,296.67	1.49
Total	991	$606,215,096.20	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	145	$83,152,880.66	13.72%
15.00 or less	5	4,654,312.70	0.77
15.01—20.00	16	10,946,902.87	1.81
20.01—25.00	26	15,386,476.46	2.54
25.01—30.00	65	35,825,797.10	5.91
30.01—35.00	153	97,097,071.03	16.02
35.01—40.00	261	157,025,967.99	25.90
40.01—45.00	228	139,896,263.00	23.08
45.01—50.00	80	53,654,731.15	8.85
50.01—55.00	11	7,663,458.94	1.26
55.01—60.00	1	911,234.30	0.15
Total	991	$606,215,096.20	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.78%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	658	$399,929,440.36	65.97%
60.00 or less	1	999,359.53	0.16
60.01—65.00	7	8,008,620.80	1.32
65.01—70.00	6	5,300,225.61	0.87
70.01—75.00	7	7,504,781.86	1.24
75.01—80.00	21	14,692,712.05	2.42
80.01—85.00	35	22,207,559.05	3.66
85.01—90.00	245	141,496,834.92	23.34
90.01 >=	11	6,075,562.02	1.00
Total	991	$606,215,096.20	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 85.94%.

WMALT Mortgage Pass-Through Certificates
Series 2006-AR5 Group 5
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

TOTAL CURRENT BALANCE	$147,386,458					
TOTAL ORIGINAL BALANCE	$147,445,913					
NUMBER OF LOANS	547					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$269,445		$50,355		$615,761	
AVG ORIGINAL BALANCE	$269,554		$50,350		$615,700	
WAVG GROSS COUPON	7.37	%	2.00	%	9.24	%
WAVG GROSS MARGIN	3.30	%	2.35	%	5.10	%
WAVG MAX INT RATE	9.96	%	9.95	%	12.45	%
WAVG CURRENT LTV	91.49	%	82.09	%	96.44	%
WAVG FICO SCORE	711		621		821	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	115	%	110	%	125	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	362	Month(s)	360	Month(s)	480	Month(s)
WAVG REMAINING TERM	360	Month(s)	349	Month(s)	479	Month(s)
WAVG SEASONING	2	Month(s)	0	Month(s)	11	Month(s)
NZ WAVG PREPAY TERM	31	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	FL(38.80%),CA(18.38%),AZ(7.07%)					
MAXIMUM CA ZIPCODE	0.87%					
FIRST PAY DATE			August 1,2005		July 1,2006	
RATE CHANGE DATE			July 1,2006		July 1,2006	
MATURITY DATE			July 1,2035		May 1,2046	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	547	$147,386,457.60	100.00%
Total	547	$147,386,457.60	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
LIBOR	4	$1,193,952.51	0.81%
MTA	543	146,192,505.09	99.19
Total	547	$147,386,457.60	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	14	$1,142,652.09	0.78%
100,001—200,000	141	21,953,305.09	14.90
200,001—300,000	205	50,907,219.74	34.54
300,001—400,000	117	40,759,142.72	27.65
400,001—500,000	57	25,539,255.89	17.33
500,001—600,000	11	5,863,101.98	3.98
600,001—700,000	2	1,221,780.09	0.83
Total	547	$147,386,457.60	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	11	$2,646,814.98	1.80%
6.001 >=	536	144,739,642.62	98.20
Total	547	$147,386,457.60	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.251—2.500	8	$2,176,159.27	1.48%
2.501—2.750	14	3,731,479.26	2.53
2.751—3.000	48	14,055,482.58	9.54
3.001—3.250	149	39,410,722.79	26.74
3.251—3.500	271	72,571,385.95	49.24
3.501—3.750	30	7,478,595.51	5.07
3.751—4.000	21	5,981,802.69	4.06
4.001 >=	6	1,980,829.55	1.34
Total	547	$147,386,457.60	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	543	$145,751,605.71	98.89%
10.501—10.750	3	1,440,926.49	0.98
11.001 >=	1	193,925.40	0.13
Total	547	$147,386,457.60	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	538	$144,527,920.82	98.06%
480	9	2,858,536.78	1.94
Total	547	$147,386,457.60	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	5	$1,312,886.95	0.89%
115	539	144,632,644.16	98.13
125	3	1,440,926.49	0.98
Total	547	$147,386,457.60	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	1	$529,464.02	0.36%
351—360	537	143,998,456.80	97.70
471—480	9	2,858,536.78	1.94
Total	547	$147,386,457.60	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1	$213,300.00	0.14%
1—6	543	146,124,345.46	99.14
7—12	3	1,048,812.14	0.71
Total	547	$147,386,457.60	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
81—85	1	$533,593.90	0.36%
86—90	223	61,348,706.07	41.62
91—95	253	66,678,785.20	45.24
96—100	70	18,825,372.43	12.77
Total	547	$147,386,457.60	100.00%



ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
81—85	1	$533,593.90	0.36%
86—90	345	92,510,007.67	62.77
91—95	201	54,342,856.03	36.87
Total	547	$147,386,457.60	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	15	$4,172,019.17	2.83%
640—659	30	7,710,242.96	5.23
660—679	63	17,303,452.12	11.74
680—699	108	30,600,203.69	20.76
700—719	114	31,712,071.03	21.52
720—739	89	23,737,961.19	16.11
740—759	59	13,738,788.43	9.32
760—779	43	11,668,809.41	7.92
780—799	22	5,560,419.73	3.77
800 >=	4	1,182,489.87	0.80
Total	547	$147,386,457.60	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	55	$12,852,685.43	8.72%
No Doc/NINA	83	23,757,259.18	16.12
Reduced Doc	409	110,776,512.99	75.16
Total	547	$147,386,457.60	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	17	$3,405,681.98	2.31%
Owner Occupied	482	132,348,754.85	89.80
Second Home	48	11,632,020.77	7.89
Total	547	$147,386,457.60	100.00%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	8	$2,596,679.83	1.76%
Fourplex	1	586,489.66	0.40
Hi Rise Condo	21	6,503,670.50	4.41
Low Rise Condo	73	16,647,372.12	11.30
PUD	112	31,691,070.81	21.50
Single Family Residence	328	87,707,306.32	59.51
Townhouse	2	1,043,377.52	0.71
Triplex	2	610,490.84	0.41
Total	547	$147,386,457.60	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	359	$97,041,280.03	65.84%
Refi—Cash Out	79	19,663,433.44	13.34
Refi—No Cash Out	109	30,681,744.13	20.82
Total	547	$147,386,457.60	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	148	$37,420,051.47	25.39%
12	80	22,031,605.75	14.95
36	319	87,934,800.38	59.66
Total	547	$147,386,457.60	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$139,295.93	0.09%
AZ	40	10,420,295.05	7.07
CA	75	27,087,662.55	18.38
CO	7	1,761,550.76	1.20
CT	3	493,625.56	0.33
DE	2	610,819.66	0.41
FL	218	57,186,042.66	38.80
GA	7	1,534,216.61	1.04
HI	1	308,780.64	0.21
ID	1	112,774.71	0.08
IL	15	4,445,048.40	3.02
IN	5	927,316.41	0.63
KY	1	171,882.70	0.12
MA	3	621,463.35	0.42
MD	12	3,601,313.72	2.44
MI	15	2,828,840.58	1.92
MN	3	620,093.59	0.42
MO	13	2,100,246.85	1.42
NC	5	1,194,537.42	0.81
NE	2	253,854.38	0.17
NJ	23	7,602,799.94	5.16
NM	3	462,263.14	0.31
NV	26	7,548,382.85	5.12
OH	5	1,131,320.98	0.77
OK	1	161,861.51	0.11
OR	4	750,072.67	0.51
PA	10	2,297,196.09	1.56
SC	2	500,596.14	0.34
TN	3	478,841.25	0.32
TX	18	3,492,324.35	2.37
UT	7	1,865,452.45	1.27
VA	8	2,871,829.17	1.95
WA	4	875,657.63	0.59
WI	3	854,397.65	0.58
WV	1	73,800.25	0.05
Total	547	$147,386,457.60	100.00%



BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	7	$1,973,111.60	1.34%
15.01—20.00	7	1,715,541.45	1.16
20.01—25.00	35	8,480,629.38	5.75
25.01—30.00	61	15,707,491.60	10.66
30.01—35.00	143	37,414,991.61	25.39
35.01—40.00	213	59,838,521.21	40.60
40.01—45.00	58	15,772,804.93	10.70
45.01—50.00	16	4,545,642.50	3.08
50.01—55.00	7	1,937,723.32	1.31
Total	547	$147,386,457.60	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.46%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	547	$147,386,457.60	100.00%
Total	547	$147,386,457.60	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 0.00%.



WaMu Capital Corp.
A Washington Mutual, Inc. Company